SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549




                                FORM 10-SB/A

                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                   OR 12(g) OF THE SECURITIES ACT OF 1934

                              NBO SYSTEMS, INC.
              (Formerly known as NBO, Inc., a Utah Corporation)


STATE OF MARYLAND                                                 87-0527348
(State or Other Jurisdiction of                                (IRS Employer
Incorporation or Organization)                        Identification Number)


3676 W. California Avenue
Building D
Salt Lake City, Utah                                                   84104
(Address of Principal Executive Offices)                          (Zip code)

                               (801) 887-7000
            (Registrant's Telephone Number, Including Area Code)


      Securities to be registered pursuant to Section 12(b) of the Act:

     Title Of Each Class              Name Of Each Exchange On Which
     To Be So Registered              Each Class Is To Be Registered


            None                                   N/A

      Securities to be registered pursuant to Section 12(g) of the Act:

                       Common Stock, Par Value $.0005

                              (Title of Class)

Item 1. Description of Business.


Forward Looking Statements

This Item contains forward-looking statements. Please review the information in light of the risk factors and other cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward looking statements. In particular, please see "Risk Factors" in Item 1 below.

                                RISK FACTORS

Company Risks

     Going Concern. To date, the Company has not generated sufficient revenue to meet the Company's on-going expenses of operation. These factors raise doubts about the Company's ability to continue as a going concern and the Company's audit report contains an explanatory paragraph with respect to this matter. The report of the Company's independent auditors on the Company's audited financial statements for the fiscal years ended March 31, 2001 and 2000, respectively, and the unaudited financial statements for the fiscal quarters ended December 31, 2001 and 2000 representing the first nine months of fiscal 2002, respectively, included in this Registration Statement, contains information that states that the Company has incurred consolidated cumulative losses of $23,724,721 since inception of operations, and as of December 31, 2001, the Company's current liabilities exceeded its current assets by $4,034,918 and it had a stockholders' deficit of $2,078,840. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     Future Capital Needs. The Company depends on new investments to fund ongoing operations. If insufficient capital is invested, the results of the business development as it is disclosed in this registration statement could be materially adversely impacted. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in Item 2. The Company's future capital requirements will depend on many factors, including cash flow from operations, technological and market developments and the Company's ability to successfully market the Gift Certificate ("GC") Program and its proposed services. Unanticipated problems, expenses and delays are frequently encountered in establishing a new approach to business in a developing industry, and in developing software products. These include, but are not limited to, competition, the need to develop customer support capabilities, market expertise, setbacks in product development, market acceptance and sales and marketing activities. The failure of the Company to meet any of these conditions could have a material adverse effect on the Company and may force the Company to reduce or cease its proposed operations. See "BUSINESS
- Business Strategy" and "THE GIFT CERTIFICATE MARKET".

     The Company must raise additional funds through equity or debt financing. Any equity financing could result in dilution to the Company's stockholders. Debt financing would result in increased interest expense. Any financing, if available, may be on terms unfavorable or unacceptable to the Company. If adequate funds are not obtained, the Company may be required to reduce or curtail its proposed operations.

     Loans to the Company from Noteholders Remain Unpaid. The Company completed two bridge financings in August 1995 to fund its working capital requirements. The Company raised a total of $1,650,000 from the two bridge financings from the sale of a total of 66 Units; each Unit contained a $25,000 promissory note bearing interest at 10% per annum. The notes were due on June 30, 1996. Payment was not made on the notes by June 30, 1996 and, as a result, the interest increased to 20% per annum on the unpaid balance. Since then, over $1,139,200 in principal has been repaid, however the balance of notes is currently overdue. As of December 31, 2001, the total amount overdue was approximately $626,321 consisting of $510,776 in principal and approximately $115,545 in interest.

     Loans to the Company by Its President and Private Placements to Pay Current Expense; Inability of Company to Continue Operations Without Additional Financing. Between May 16, 1996 and December 31, 1998, Keith A. Guevara, Chairman of the Board, President and Chief Executive Officer of the Company, loaned the Company $402,439 in order for the Company to meet its payroll and other operating expenses. As of December 31, 2001, the remaining unpaid balance is $341,749. As of December 31, 2001, the Company had 46 full-time employees, 4 part-time employees, and 12 temporary employees, and revenue generated to date is insufficient to meet operational expenses. Without further loans from Mr. Guevara (of which there is no assurance such loans will be made in the future) or immediate funds from investors, it is possible the Company will be unable to continue its operations.

     Dependence Upon Key Personnel. The Company's success depends, to a significant extent, upon a number of key employees. The loss of services of one or more of these employees could have a material adverse effect on the proposed business and operations of the Company and the GC Program. The Company is especially dependent on the efforts and abilities of certain of its senior management, particularly Keith A. Guevara, the Company's President and Chief Executive Officer. Mr. Guevara is employed by the Company under a three year employment agreement expiring in year 2002. The loss of any of the Company's key executives could have a material adverse effect on the Company and its operations and prospects, although the loss of Mr. Guevara would have a more significant adverse effect on the Company. The Company has $2,000,000 in key man life insurance on Mr. Guevara. The Company believes that its future success will also depend, in part, upon its ability to attract, retain and motivate qualified personnel. There is and can be no assurance, however, that the Company will be successful in attracting and retaining such personnel. See Item 5. - "DIRECTORS, EXECUTIVE OFFICERS, KEY EMPLOYEES AND CONSULTANTS.

     Lack of Profits. The Company has never earned a profit since its inception. Profits in future years will depend on the success of the Company in carrying out its business plan. As of December 31, 2001 the Company has incurred consolidated cumulative losses of $23,724,721 since inception of operations June 23, 1994.

     Lack of Dividends. The Company has never paid any cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain future earnings, if any, to fund the development and growth of its proposed business and operations.

     Control by Existing Officers and Directors. The Company's officers and directors beneficially own approximately 29.3% of the outstanding shares of the Company's Common Stock, which includes stock options granted under the 1997 Stock Option Plan. Because cumulative voting rights are not provided for in the Company's Second Amended and Restated Articles of Incorporation, these individuals will be in a position to significantly influence the election of the members of the Board of Directors and control most corporate actions, including decisions to dissolve, merge or sell the Company's assets. See
Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT - Principal Stockholders, and Item 6. EXECUTIVE COMPENSATION - Options/SAR Grants in Last Fiscal Year (Individual Grants).

     Lack of Management Expertise. Prior to 1998, no member of the Company's management team had had extensive experience in the gift certificate/gift card industry. In addition, no member of the Company's management has held similar positions in SEC reporting companies. Accordingly, this lack of experience might result in bad business decisions and bad management practices, and it might discourage subsequent investors from investing in the Company.


Industry Risks

     Competition. There are inherent difficulties for any business seeking to introduce new methods or approaches in a developing industry. The Company will encounter competition from alternative methods of distributing and delivering gift certificates. The GC Program will be faced with competition from other purveyors of gift certificates and potentially from much larger financial services companies that may choose to enter the gift certificate marketplace. The Company's competitors include Giftcertificates.com, Webcertificates, American Express (Giftchecks), and Mid America.

     Uncontrollable Factors. The expansion of the GC Program within acceptable time and cost limitations will be dependent upon a number of conditions and factors outside the control of the Company or its management. These conditions and factors include, but are not limited to, the availability and ability of contractors and subcontractors to perform services, the absence of disputes, delays or cost increases resulting from such factors as strikes, technical difficulties or failure of the kiosks or the GC Program to operate as designed, and shortages in materials and labor, any of which conditions or factors could delay or prevent expansion of the GC Program and/or significantly increase the cost of a given GC Program above expected levels. See "BUSINESS-Business Strategy."

     Kiosk Patents. NBO's business strategy includes selling gift certificates via an electronic, automated mechanism that provides consumers with an efficient means to purchase the certificate of their choice. The Company is currently exploring intellectual property rights for this application and whether or not its system is unencumbered by existing patents. At this time, the Company can provide no assurance that it is not infringing on an existing patent or intellectual property right, and if the Company is found to be in violation of such patents or rights, it may be forced to cease utilizing its electronic, automated mechanism and be subject to fines and/or other legal remedies or modify the existing design to avoid infringement on such patents.

     New Business Model. The Company is attempting to implement a new business model by converting paper gift certificates to magnetic stripe stored value gift cards. The model involves employing new technology to be used in this process by contracting with shopping mall owners and other retailers to outsource their gift card programs. Many questions are inherent in this new business model. These questions include (i) whether the margins are large enough to allow the Company to make sufficient money to make the Company successful, and (ii) whether other sources of revenue, such as interest on funds held pending payment as gift certificates are redeemed, merchant fees earned from retailers, convenience fees earned from customers, administrative fees from magnetic stored value gift cards, and other potential sources are enough to sustain a successful company.

     Other Businesses in this Industry Category Have Failed. A number of other companies have attempted to enter the gift certificate and gift card field. Some have failed and others are still in existence. The Company faces the risk that it will be no more successful than other companies.

Investment Risks

     No Public Market. There has been no public trading of the Company's Common Stock. There can be no assurance that a public trading market for the Common Stock of the Company will develop. The Company does not meet the listing criteria for any of the NASDAQ markets nor for the NASDAQ Bulletin Board ("OTCBB"). The OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements per se, to be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC or applicable regulatory authority. Market makers will not be permitted to begin quotation of a security whose issuer does not meet this filing requirement. At this moment in time, the Company is not current in its filings with the SEC and accordingly the Company is not eligible for quotation on the OTCBB.

     If a Public Trading Market Develops, The Public Trading Price Could Be Lower than the Most Recent Private Offering Price. Ninety days after the effective date of this registration statement, a substantial portion of the Company's outstanding common shares will be eligible to be freely traded under the federal securities laws. It is possible that the trading in the Company's shares will be thin. It is possible that the Company's shares will not attract market makers or other buyers in the market place. There is no assurance that the shares will be traded on any securities exchange or through any NASDAQ facility, such as the Nasdaq Bulletin Board, the Nasdaq

Small Cap Market, or the Nasdaq National Market System. These factors and other factors could result in a low trading price.

     The Company's Shares Of Common Stock Are Subject To The Penny Stock Rules. The Company's Common Stock is classified as "penny stock" under rules adopted by the Securities and Exchange Commission. Accordingly, transactions in the Company's Common Stock effected through a broker-dealer will be subject to the Penny Stock Rules adopted by the SEC. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. The exceptions include exchange-listed equity securities and any equity security issued by an issuer that has:

* net tangible assets of at least $2,000,000, if the issuer has been in continuous operation for at least three years;
* net tangible assets of at least $5,000,000, if the issuer has been in continuous operation for less than three years; or
*    average annual revenue of at least $6,000,000 for the last three years.

     Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. The Company's financial condition does not meet the above tests. Thus, trading in the common stock will be covered by Rules 15g-1 through 15g-6 and 15g-9 promulgated under the Securities Exchange Act. Under those rules, broker-dealers who recommend such securities to persons other than their established customers and institutional accredited investors must make a special written suitability determination for the purchaser and must have received the purchaser's written agreement to a transaction prior to sale. These regulations would likely limit the ability of broker-dealers to trade in the Company's common stock and thus would make it more difficult for purchasers of common stock to sell their securities in the secondary market. Generally market liquidity for penny stock could be severely affected. At the present time, there is no market liquidity for the Company's common stock.

                                  BUSINESS

Reincorporation in the State of Maryland

     In January of 2002, NBO, Inc., a Utah Corporation, merged into its wholly-owned subsidiary, NBO Systems, Inc., which was incorporated in the State of Maryland. and thereafter filed a dba as The Gift Certificate Company. The effect of this transaction was to reincorporate the Company in the State of Maryland. The reincorporation did not affect the substantive rights of the shareholders. Additional information is provided in Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS - Subsequent Events.

Business Strategy

     NBO's primary business is to provide comprehensive gift certificate
programs to shopping mall managers, non-mall retailers and consumers.   The
Company provides shopping mall managers with a gift certificate product that is accepted and redeemable at all mall stores and administers the entire program including accounting, banking, and complying with escheatment regulations (handling of non-redeemed certificates).

     The shopping mall program was initiated in October of 1998 and currently includes 91 malls managed by Urban Retail Properties, Inc, The Rouse Company, JP Realty, Inc., Bayer Properties Inc., Prime Retail, as well as other independently operated properties.

     In February 2000, NBO signed an agreement with Konover Property Trust to provide 30 of their factory outlet stores with the e-commerce and business-to-business components of the GC Program.

     In addition, NBO has developed a gift certificate program for non-mall retailers, which consists of a network of participating merchants in a regional market that accept the Company's certificates. This program is also fully administered and supported by NBO. Salt Lake City is the first retail market to be developed and currently has approximately 282 retailers with approximately 500 participating outlets. Finally, NBO is in the process of soliciting, negotiating, and finalizing relationships with national retail chains and retail outlets that typically have store locations in malls and shopping districts across the United States.

     In August 2000, the Company signed an exclusive, three-year contract with Darden Restaurants, Inc. ("DRI") a subsidiary of General Mills Restaurants, Inc. ("GMRI") to fulfill Internet Gift Card sales for Olive Garden, Red Lobster, Bahama Breeze and Smokey Bones restaurants nationwide. Darden Restaurants, Inc. (NYSE: DRI), with its headquarters in Orlando, Florida, is the largest casual dining restaurant company in the world, operating more than 1,100 restaurants in North America. The DRI program employs magnetic stripe technology and is one of the most advanced gift card programs in existence.

     In March 2001, NBO entered into an agreement with WildCard Systems, Inc., a global leader in delivering high quality electronic stored value e-payment solutions involving complex financial transaction processing, web-based applications and custom software development. Stored Value (prepaid) type products, particularly those designed to make purchases on the Internet, represent an untapped market for consumer payments. WildCard was selected by Visa USA as a Preferred Processor for stored value payment systems. NBO's agreement with WildCard Systems, Inc. allows NBO to offer branded or non-branded cards, enabling signature-based debit services in an open transaction environment, to be sold, activated and funded at NBO's distribution locations. Cards are a variation of the bankcard association designations of Visa or MasterCard. Because this works in an open environment, no special hardware is required and will work on any point-of-sale terminal currently accepting Visa or MasterCard. At this time, five malls have been installed and were operational for the 2001 Christmas Holiday season. The five malls currently in operation are part of a test pilot project using stored value cards with the intent of converting additional malls in 2002.

     In July 2001, NBO entered into an Advertising and Promotional Agreement with eBay, Inc., the largest personal online trading company. NBO was selected by eBay as its preferred provider to create a gift certificate destination for their currently registered 30 million users. eBay users average 120 minutes per month (the highest on the Internet), approximately seven times the number of the next highest competitor in online retail. This agreement allows NBO to take advantage of eBay's six billion page views each month. An NBO "Store Front" has been completed that directs eBay customers to NBO's fixed and discounted price merchandise and also provides general information about NBO. eBay actively markets and promotes programs to drive buyers directly to NBO's store front via banner ads throughout the eBay site as well as using mass e-mails to registered users. All NBO gift certificates sold on eBay's auction sites are purchased from NBO's national retail customers at a discount and then resold to eBay's registered users on auction sites developed by eBay and NBO.The Company will be focusing on similar exclusive agreements whereby NBO will act as the exclusive provider/fulfillment agent for major national retailers. These relationships will be customized to the specific needs of NBO's clients and can include custom packaging, reporting, site design, etc.

     Specific fee structures are established on an individual basis with each mall developer under exclusive contracts, which typically have three-to-five-year terms. In retail markets, NBO and participating merchants negotiate fees under exclusive contracts that also have three-to-five-year terms. The actual fee structures with the various companies are proprietary.

     NBO manages or sells gift certificates through the following channels:

     Counter Top Units (CTUs): These units are located at Customer Service desks in malls and other retail locations where mall employees sell gift certificates by credit/debit card, cash or check. Transactions conducted in this manner result in e-commerce with immediate order fulfillment; that is, a transaction completed with the gift certificate delivered immediately to the customer by a mall or retail distribution partner employee.

     Electronic Kiosks (Kiosks): The Company has developed user-friendly, state of-the-art technology to make purchasing gift certificates as easy as using an ATM machine. Difficulties currently facing customers when purchasing gift certificates, such as long lines and hard to find distribution points, are now eliminated using the NBO Kiosk System. The Kiosks may be located at convenient locations in shopping malls, supermarkets, airports, office buildings and other desirable high-traffic areas; the Kiosks will be strategically placed for maximum exposure to the general public. The relatively small footprint of the Kiosk allows it to be positioned in heavily traveled areas to give customers easy access. The Kiosks have been installed in 37 Smith's Food and Drug supermarkets in Salt Lake City, Utah and in 12 shopping malls throughout the country. The Company intends to install additional Kiosks in other desired locations as its business continues to develop.

     Business to Business ("B2B") Sales: NBO has a dedicated sales force to market gift certificate programs to corporations for holiday gifts to employees and clients, and for incentive/reward programs throughout the year. These programs can represent millions of dollar in B2B sales and are an important complement to the Company's other sales efforts. Direct corporate sales accounted for approximately 10% of NBO's 2001 sales volume.

     E-Commerce: The Company's Internet sites www.thegiftcertificatecompany.com and www.nbo.com allow individual shoppers or corporate clients to purchase mall certificates or retail certificates for any mall or merchant in the NBO network. Specifically, an individual can purchase a number of gift certificates from malls or retail stores in different geographic regions by engaging in one e-commerce transaction. Features to be added include a reminder service for special occasions, customized envelopes and gift box options. NBO also has www.giftcardcompany.com and www.giftcardbalance.com as additional web sites for consumers to purchase gift cards and also check balances of remaining funds available on gift cards purchased.

                         THE GIFT CERTIFICATE MARKET

     The gift industry in the United States is currently generating on an estimated annual basis more than $250 billion in sales, which has both offline and online entrepreneurs competing to capture their share of this market. (Walker, Making a List, Clicking It Twice, Washington Post, November 11, 1999) According to recent estimates, gift certificate sales have been growing at an annual rate of 20% and are expected to reach $48 billion in 2002. Stored Value Gift Cards are also beginning to surface and as of March 2001, 80% of Americans had heard of gift cards, up from the 15% in March 2000. As of December 2001, approximately 45% of the population has used pre-paid gift cards, compared to 11% in December 2000, according to a survey of 1,000 people in all nine U.S. Census Bureau market regions. Purchasers of gift cards spent an average of $200 in 2001, up $61 from the previous 12 months. Corporations and other entities are increasing their purchases of gift certificates for incentive programs and holiday gifts for both employees and business clients. Consumers continue to purchase gift certificates to give "the perfect gift" to friends and families.

     Gift certificates offer the purchaser the ability to present a gift for any occasion and demonstrate that personal thought was given to the recipient
by choosing a favorite store or mall.   In addition to letting the recipients
select the item(s) they prefer, gift certificates offer the added benefit of allowing the receiver to take advantage of seasonal or other promotional campaigns when merchandise may be discounted by as much as 50% or more such as Christmas and Post-Christmas sales. Purchasing gift certificates through NBO is easy and quick which is particularly attractive to people who must buy for "hard-to-shop-for" individuals or for people who have very little time to engage in the process of shopping. Finally, an individual receiving a gift certificate may select the merchandise the individual desires.

     Merchants have offered gift certificates to their customers for decades. Initially, these programs primarily involved going to stores' management offices or customer service desks and purchasing a certificate that could be
redeemed for merchandise at the issuers' stores.   The next development
occurred when a customer could redeem the certificate at any location of the issuer. This evolution increased the complexity of accounting for the certificate and its redemption procedures. During this period the vast majority of gift certificates were purchased and redeemed in the same geographic market. Furthermore, an individual's circle of acquaintances and family were likely to be more concentrated geographically then, and the value of a program that provided a gift certificate to an individual at a great distance was limited.

     Since then, several significant changes have taken place to increase the value proposition for a company with a nationwide gift certificate program:

First: the retail market has changed dramatically from boutiques and other shops with limited points of sale to large, national chains that are located in virtually every city in the U.S.;

Second: people move much more frequently and even greater distances than ever before and, as a consequence, friends and families are now spread out across the country; and,

Third: the Internet has been accepted by consumers as a venue for transacting business.

These factors have had the following effects:

First: Consumers are purchasing gift certificates from national chains like Darden, Blockbuster Video or Barnes & Noble, many of which offer gift certificates redeemable at any location, nationwide. In addition, the vast majority of shopping malls now administer gift certificate programs where a purchased certificate may be redeemed for merchandise offered by any establishment mall wide;

Second: As friends and families scatter throughout the United States, gift certificates for companies like those mentioned above are becoming a more popular choice due to the ease of purchase and delivery, high degree of satisfaction by the recipient, and level of confidence in established brands; and

Third: With the ascension of the Internet, consumers are making purchases from merchants located all over the country or not located anywhere but cyberspace. These goods and services may be delivered to the purchaser or to a third party at a location across the country. Geographic location of the purchaser, seller or end user is no longer a conceptual barrier for conducting business.

NBO's business model has been developed to capitalize on these new consumer behavior patterns.

                             SALES AND MARKETING

     NBO's sales and marketing strategy for gift certificates is comprehensive, focusing on all consumer purchasing options such as shopping malls, retail markets, national retail chains, and Internet channels.

Shopping Malls Channel

     The shopping mall has become an integral part of our economy as well as part of the social fabric in the United States. With over 3,000 indoor facilities and more than 37,000 outdoor centers and factory outlets, the shopping center industry now plays a significant role in the United States economy.

     The sale of universal mall gift certificates (which may be redeemed at any establishment in the mall) had been generally viewed by shopping mall owners and managers as a necessary evil. Mall operators began selling universal gift certificate programs as a service for their customers and, initially, they required only minimal operating budgets. Today, even though sales of gift certificates provide millions of dollars in gross revenues to shopping malls, these programs have become very time consuming and costly to manage. The proper management of mall gift certificate programs now requires these services be performed by outside firms who specialize in managing this segment of the retail industry, which has recently experienced significant growth and is anticipating even more in the future.

     Mall gift certificate programs consume advertising and labor dollars, but provide little, if any, net income to the mall operator itself. This concerns mall owners, since they would prefer to concentrate their efforts on their real estate business, which is their primary expertise. A recent focus study conducted by Dan Jones & Associates Independent Research Center revealed that just 10% of the participants were aware that universal mall gift certificate programs exist. Based upon this study we believe that by increasing consumer awareness from just 10% to 20%, NBO could substantially increase its annual mall "same store sales".

     The NBO CTUs and Kiosks eliminate most of the inconvenience and expense traditionally associated with gift certificate programs at shopping malls. By using a Kiosk and removing the transaction from the customer service counter, the customer can bypass lines of other shoppers, which can be overwhelming during the holiday season. All Kiosks are designed to accept credit/debit cards, as well as cash and can also dispense change if necessary. For those customers who prefer human interface or want to pay using a method unavailable at the Kiosk, NBO provides malls with CTUs that are situated at a centrally located customer service desk or information center.

     Mall operators have traditionally been ineffective administrators of gift certificate programs. In some cases, these programs have been discontinued due to losses or logistical complications. NBO has an opportunity to provide mall operators with custom solutions, turning their programs into potential revenue opportunities, and eliminate the associated burdens of administration and management. Furthermore, as NBO builds business relationships with malls, it establishes de facto relationships with most stores in the shopping center and every corporate account using the mall gift certificate program.

     Since early 1998, NBO has been negotiating aggressively with most of the top mall owners in the United States for the exclusive rights to install and operate its CTUs and Kiosks on their properties for the purpose of selling universal mall gift certificates. The response to the NBO program by mall owners has been favorable as they recognize the advantages that result from taking a cost factor and turning it into a profit center. Since NBO furnishes and maintains the CTUs and Kiosks, the mall owners realize higher profits resulting from increased sales of mall gift certificates while seeing their overhead actually decrease.

     NBO will continue to concentrate on establishing agreements with the top mall owners in the United States by sending marketing personnel to their corporate offices and demonstrating NBO's capabilities. To date, the Company has signed contracts with the third and fourth largest mall operators in the United States, the largest factory outlet operator in the United States, one regional mall operator with a major presence in Utah and the surrounding states and other independently operated malls around the country. NBO had various components of its gift certificate program operational in 14 malls in 1998, 47 malls in 1999, 88 malls in 2000 and approximately 124 malls for the 2001 holiday season. The face value of gift certificate sales volume through the Company's system increased from approximately $4.3 million for fiscal year ending March 31, 1999, to approximately $21 million in face value of gift certificates in fiscal year ending March 31, 2000, $43 million in face value of gift certificates for fiscal year ending March 31, 2001 and exceeded $58 million for fiscal year ending March 31, 2002. This represents a 388% increase in volume from 1999 to 2000, a 105% increase from 2000 to 2001 and a 35% increase from 2001 to 2002.

  Advertising and Promotion

     NBO is marketing its gift certificate programs to shopping mall operators through direct mail, telephone solicitation and face-to-face meetings, when appropriate. The most effective method of reaching key mall owners/operators is via the International Council of Shopping Centers ("ICSC") which is the largest mall industry trade show held annually in May in Las Vegas, Nevada. In 1998, NBO exhibited and formally introduced its gift certificate distribution and management system at the ICSC, resulting in an agreement with Urban Retail Properties in Chicago, Illinois. The ICSC is attended by most mall owners and operators in the United States, providing NBO an opportunity to meet with the vast majority of industry participants at a single location. The ICSC show is comprised of two-parts: the first part allows industry members to exhibit their products and services over a three-day period; the second part allows mall owners/operators to set up office facilities within the convention facilities to meet with other industry members via pre-arranged appointments in an office environment to discuss business issues. This interaction and demonstration opportunity often leads to executing business arrangements. The ICSC also has seasonal and regional shows that can be very effective in promoting business.

     In addition to participating in industry trade shows, NBO also advertises and promotes its business through advertisements in trade publications, direct mail campaigns and telephone solicitation. Because most mall owners and operators do their own in-mall and local advertising of their gift certificate programs, NBO is not required to advertise or promote this service to consumers. NBO does, however, promote its corporate gift certificate campaign through NBO employees calling on and building relationships with mall corporate customers.

Retail Markets Channel

     The sale of retail gift certificates usually requires a customer to make a special trip to the retail outlet during its hours of operation and wait in line at the customer service window, if one exists, or checkout counter until a clerk who is trained and authorized to issue gift certificates becomes available. The clerk then must locate a certificate (in the desired denomination, if preprinted) and manually fill it in while the customer waits. Not only does this time consuming procedure engage an employee for several minutes while the employee completes the form and accepts the customer's money, but it also causes inconvenience to the customer, thereby discouraging sales of gift certificates.

     NBO's retail program provides consumers with an Internet solution or one-stop shopping location in their geographic area where they can purchase the gift certificate(s) of any retailer, which joins the NBO network. There are many thousands of retail establishments in the United States, most of which either stand-alone or are located in small strip mall centers. Some of these retailers have gift certificate programs, but most do not because the expenses associated with performing this service can be costly, especially for small establishments. NBO provides these independent retail outlets the opportunity to realize additional sales and profits from the sale of gift certificates without the additional expenses normally associated with having employees perform these services.

  Internet

     NBO hopes to capture a large share of retail gift certificate sales via the Internet. This should be accomplished quickly due to rapid rate of acceptance of e-commerce and the ease of completing a transaction on the NBO web site. In the interim, and to provide comprehensive purchasing opportunities, NBO CTUs and Kiosks are placed at customer service desks or sales registers at the front of the store and Kiosks greet shoppers with a directory of participating retailers (alphabetically or categorized by type of business) from which the customers make their selections utilizing the Kiosk's user-friendly, touch-screen technology which takes the customer intuitively from screen to screen to make a gift certificate selection. In fact, the Kiosk purchasing experience is very similar to the process a consumer would use to complete a transaction on the Internet at home, in effect "training" the consumer, so the transition from Kiosk to web will be easy. The Company has launched the retail gift certificate program in Salt Lake City, Utah as the initial market with others to follow, after the concept has proven to be successful.

Market Development

     Through sales calls made by the NBO sales and marketing team, NBO is currently canvassing the Salt Lake City market and has enrolled approximately 282 retailers with approximately 500 retail outlets, both large and small, in NBO's retail gift certificate program.

     The NBO sales force emphasizes the benefits of increased sales, at very little cost to the retailer, resulting from the advertising and promotional campaign that NBO is implementing to increase public awareness of the program. NBO's strategy for marketing its retail gift certificate program is analogous to the way shopping malls successfully market to their tenants, by signing up major retailers as anchors that will generate enough foot traffic to support the other mall tenants who cannot draw enough customers on their own to be successful. As increasing numbers of retailers join the NBO retail gift certificate program, not only does it make the program more cost effective for NBO, but it also provides customers with a wider selection of products and services to choose from. This creates customer acceptance of the program and increased demand for retail gift certificates. NBO signs an exclusive agreement with these retailers that prohibits the retailers from contracting with any other company to provide products or services similar to those offered by NBO. The retailers may continue their own current programs in their own stores.

     As NBO expands into new markets, it will have representatives and management who will call on new business prospects and develop individual markets. A national telephone call center located in Salt Lake City, Utah will support this effort. Representatives dedicated to a specific region will make the majority of the initial contacts and provide basic information. Local NBO personnel will then follow up and manage the relationships.

Advertising and Promotion

     Since NBO will be providing most of the advertising budget for the promotion of the retail gift certificate program, NBO will be developing multiple use marketing materials to give its advertising program versatility at an economical cost. In order for NBO to increase retailer awareness of the program, these materials will include print and video materials used for trade shows, direct mailings, trade publications, point of purchase promotion, co-op and mass media advertising. Promotional materials will also provide the information that is needed to establish both corporate and product credibility, including direct mail pieces that will address specific industry concerns for retail outlets. NBO's web sites, www.nbo.com, www.thegiftcertificatecompany.com, www.giftcardcompany.com and www.giftcardbalance.com include information to assist consumers and corporate accounts with any questions or demonstrations relating to any aspects of services being offered.

  B2B

     Corporate gift giving has been rising dramatically during the last three years. According to Incentive Magazine (Alonzo & Nolan, The Results Are In, Incentive Magazine, September 1997), American business spent $22.8 billion in merchandise and travel during 1996 to motivate employees through corporate incentive programs. However, the survey conducted by The Incentive Federation found that only 26% of survey respondents stated that they actively use incentive programs. Besides incentives, businesses also give gifts to clients and suppliers, during promotional campaigns, for special occasions, and at holiday times.

     In a more recent survey conducted in 1999, 70% of the businesses surveyed stated that they have increased or maintained their corporate gift spending over the past three years. The majority of respondents (73%) indicated that they spend between $1 and $50 per gift, which is ideal for gift certificate purchases and approximately one-half of those businesses surveyed selected gift certificates as their gift of choice. The table below shows the percentage of businesses surveyed that gave gifts for the event/reasons indicated. (Gines, A Guide to Corporate Gift Giving, Incentive Magazine, August 1999.)

            Promotional Events                      59%
            Christmas/Hanukkah                      58%
            Sales Related Activities                58%
            Incentives                              52%
            Thank Yous                              45%
            Conventions/Trade Shows                 41%
            Company/Employee Anniversary            25%
            Other Holidays                          12%
            Other Occasions                          3%

      The following table identifies the percentage of each sector that utilizes a gift certificate program:

            Manufacturing                           48%
            Distribution                            70%
            Retail                                  67%
            Service                                 57%
            Transportation                          51%
            Other                                   42%

     The opportunity for the B2B channel is simple: 26% of U.S. corporations spent $22.8 billion on incentive programs in 1996. If spending per corporation remained constant but 80% of U.S. businesses implemented incentive programs, this would result in an $70.1 billion market ($22.8 billion/26% x 80%).

     The table below segments U.S. companies by number of employees and provides the corresponding percentage using gift certificate programs:


                                                   Percentage of
                             Percentage of U.S.  Segment Using GC
     Number of Employees          Companies          Programs
     1 to 4 Employees                62%               7.7%
     5 to 9 Employees                17%               15.1%
     10-19 Employees                 10%               16.5%
     20-99 Employees                 9%                30.3%
     100-999 Employees               2%                32.2%
     1000+ Employees                0.5%               37.6%

     Clearly all segments could be targeted for increased participation in gift certificate programs, most notably the smaller businesses. However, NBO can provide a gift certificate program for any company on a cost effective basis that lets employees, clients and suppliers know they are valued.

Market Development

     NBO aggressively pursues B2B opportunities through a direct calling program similar to that described in Item 1. Description of Business - Sales and Marketing - Retail Markets Channel. This consists of Salt Lake City-based sales representatives making first calls to potential corporate customers explaining the virtues of incentive/gift programs for businesses. Initially, all activity will emanate from Salt Lake City, Utah.

     Another means by which NBO acquires corporate clients is through contracting with mall operators. In virtually every instance that NBO signs an agreement with a mall operator, there are existing corporate clients that have relationships and established gift certificate programs with these organizations. After the contract is executed, businesses and organizations purchase directly through NBO with orders fulfilled and shipped by the NBO team.

     In 1998, the Company's largest single order was for $70,000 in face value of gift certificates, and the average corporate sale was approximately $1,700 in gift certificate face value. In 1999, the largest sale increased to $200,000 in gift certificate face value, and the average corporate sale increased to approximately $1,750 in gift certificate face value. In 2000, the largest corporate order was $111,000 in gift certificate face value, with the average corporate order remaining at approximately $1,750 in gift certificate face value. I In 2001, the largest corporate order was $110,400 in gift certificate face value, and the average corporate order was
approximately $1,500 in gift certificate face value.   The Company intends to
vigorously pursue this market.

National Retail Chains Channel

     Virtually all retail chains offer gift certificates for sale and although some still use archaic methods, most of the larger retailers desire technology that is more advanced than that used by a mall, selling a universal certificate. Retail chain outlets can deploy more powerful technology solutions because they use the same or similar point-of-sale systems at checkout terminals. This provides all stores in the chain access to the same information for accounting and management purposes. This differs substantially from a universal mall certificate that must use a distribution method universally accepted by hundreds of different retail merchants using a variety of point-of-sale terminals. Retail chains, on the other hand, have access to advanced technology providing consumers a higher level of service. Most retailers still use a paper product with internal control mechanisms that work best for their specific requirements. Many have migrated to more sophisticated systems commonly referred to as gift cards or stored value cards, which are similar to credit/debit cards using magnetic stripe technology. Malls that are installed with NBO's gift certificate system average approximately 150 retail tenants, of which the vast majority are national retail chains like Eddie Bauer, The Gap, Victoria's Secret, Foot Locker, Barnes & Noble, and Sam Goody. These retailers are already an integral part of NBO's mall business because the universal mall gift certificate can be redeemed at any store within the property. However, NBO is also actively adding these national retailers to our system, making a specific retailer gift certificate another option for purchase. The Company is in the process of negotiating contracts with numerous national retail chains throughout the country.

     NBO has already developed and installed magnetic stripe stored value gift cards in 5 malls as a test pilot project with the intent of expanding this distribution in 2002 and anticipates being among the first to market a
smart gift card using smart card technology.   NBO intends to continue
providing cutting edge gift certificate technology that can be distributed from a retail operator's checkout stand or from a remote dispensing unit via a Kiosk network. All NBO Kiosks are designed for integration of electronic dispensing for plastic magnetic stripe or smart cards. The cost associated
with the purchase of a   Kiosk used to distribute and dispense gift cards,
whether magnetic or smart, and software licensing fees to operate the system can be offset by reduction of labor, management and accounting costs associated with existing operating methods. In addition, the NBO system provides important and valuable transaction data and reporting systems for efficiency and overall results.

Market Development

     The largest industry trade show specifically for retail chain operators is the National Retail Federation ("NRF") convention held annually in late January in New York City. NBO formally introduced its gift certificate management and distribution system for the first time in January 1999. NBO personnel had the opportunity to demonstrate all features and functions of the CTU and Kiosks. Smart card technology was also introduced by NBO at the second convention that it attended in January 2000.

Internet Channel

     The Internet has become an integral channel for product distribution and has been accepted by consumers in the United States at a high rate. According to a 1999 survey by Deloitte & Touche, 42% of respondents used the Internet, which represents an increase of approximately 100% from two years prior. Of respondents in households earning $75,000 or more, this figure increased to

78%, which is significant since these households typically spend twice as much on gifts as do the lowest-income families and will contribute heavily to retail e-commerce. More importantly, of Internet users 63% expected to make 1999 holiday purchases on the Internet. The average amount of holiday e-spending is estimated to be $350 per household, which represents 30% of the total spending.


     At NBO's Web sites, www.nbo.com and www.thegiftcertificatecompany.com , consumers can purchase certificates for any retailer or mall that is part of the NBO network. At NBO's websites, www.giftcardcompany.com and www.giftcardbalance.com, consumers can check account balances and obtain answers about gift card purchases. Currently NBO has mall certificate programs installed in approximately 110 shopping malls and has contracts with approximately 282 retailers with approximately 500 outlets in the Salt Lake City, Utah market. In addition, the Company has implemented programs to sell gift certificates for 30 factory outlet malls, four national restaurant chains (Red Lobster, Olive Garden, Bahama Breeze, and Smokey Bones), and approximately 75 national retailers through its system.


     NBO also offers online sources for more than 15,000 businesses nationwide, which have previously conducted business with shopping malls and shopping mall tenants.


     The agreement entered into with eBay allows NBO to become eBay's preferred provider by creating a gift certificate destination site for eBay's 30 million registered users. The agreement requires eBay to market and promote the gift certificate destination currently being developed by driving buyers to NBO's store front via banner ads, mass e-mails to registered users and other significant campaigns currently being used by eBay.


                      THE GIFT CERTIFICATE TRANSACTION


     The time required to complete a transaction via the Internet or CTU is between two and three minutes, including processing time for credit card verification. Kiosk transactions typically take less time (one minute) due to the elimination of human interaction. The transaction begins with the customer being prompted to select a retailer and enter the gift certificate amount (gift certificates can be purchased in denominations from $10 minimum to $100 maximum, in one dollar increments, as may be desired). Once an amount has been entered, the customer is asked to confirm the certificate amount, enter a different amount, or make additional purchases.


     To pay for the transaction via the Internet, a consumer supplies the credit card of his/her choice when prompted. At a Kiosk, the customer is prompted to insert a credit/debit card or cash. All Kiosks are designed to accept credit/debit cards, as well as cash and can also dispense change if necessary. The Company's CTUs at service desks or cash registers will accept all forms of payment including credit/debit cards, cash and personal checks, and provide human interface for those consumers that prefer a more personal experience. After payment has been processed at a Kiosk or CTU, the retailer's name, logo and purchase amount, along with a document control number for security and verification purposes, are printed on a full color gift certificate form, from blank stock contained inside the Kiosk or at the customer service desk, and is dispensed to the customer along with a receipt showing all charges.

     Kiosks direct the customer to take one of the specially designed envelopes from a holder located on the side of the machine and place the gift certificate inside. At the conclusion of the transaction, the screen thanks the customer for using the service and, within a few seconds, the screen on the Kiosk returns to the introductory screen. In order to make the network secure for all parties, many security features have been implemented into the system, including 24 hour-a-day/365-days-a-year service and support for all Kiosks and CTUs. When a customer subsequently presents a gift certificate to a retailer for redemption, the retailer will treat the transaction in exactly the same manner as if the customer were paying by check and will simply deposit the gift certificate into his bank account at the end of the business day. The NBO gift certificate contains the necessary information encoded at the bottom so that it can be processed through the Federal Reserve check clearing system, giving the retailer's merchant account immediate credit for the deposit.


   REVENUES FROM SALE AND DISTRIBUTION OF GIFT CERTIFICATES AND GIFT CARDS


     NBO's revenues from the sale of retail and mall gift certificates are presently derived from: (i) convenience fees charged to consumers on gift certificates sold, (ii) interest income on purchased but unredeemed certificates and cards, (iii) administration fees on gift cards that remain unredeemed until expiration (the Company anticipates revenues from this source beginning in April 2002), (iv) balance of funds remaining on account after expiration, and (v) shipping and fulfillment fees. At the appropriate time the Company will also generate revenue from print advertising on gift certificates and on-screen advertising from Kiosks. In addition, merchant fees are earned from retail merchants when the gift certificates are redeemed. Convenience fees charged to consumers are typically a fixed dollar amount per certificate, while merchant fees charged to merchants are a percentage of the certificate's face value. The actual fees charged may vary from account to account.


     NBO has two different business models with respect to national retail chains: The first consists of NBO purchasing certificates from the retailer and reselling the certificates at a profit based on the negotiated margin; in the second scenario, the Company negotiates a margin with the retailer and retains control of the funds. In the latter case, NBO earns revenue from:
(a) the resale margin which may be less than the margin negotiated in the first scenario as the retailer retains the funds; (b), interest earned on funds held in escrow until gift certificates are redeemed; (c) administration fees on unredeemed, expired certificates where permitted by law; and (d) print advertising on gift certificates and on-screen advertising from Kiosks (yet to be implemented).


     In addition, the Company may pursue an additional revenue opportunity with an orientation toward selling/leasing its CTUs, Kiosks and supporting hardware and licensing its software applications to the retailers. In addition, customized software and database development will be required for individual custom applications resulting in additional revenue to NBO for this service.


                      STRATEGIC ALLIANCES AND CONTRACTS

     Mall Agreements. Since early 1998, NBO has been aggressively negotiating with a number of the top mall owners in the United States for the exclusive rights to install and operate NBO gift certificate programs in their properties. The response to the NBO program by these mall owners, who control a significant portion of the approximately 3,000 enclosed malls located in the United States, has been positive and resulted in the following agreements.

     Urban Retail Properties, Inc. ("Urban"): In August 1998, NBO entered into an exclusive agreement with Urban, the fourth largest mall operator in the United States. The initial agreement consisted of 13 malls, which were installed by NBO prior to the 1998 holiday season. In 1999, eight additional malls were added to NBO's Urban Network for a total of 21 malls, fully operational for the 1999 holiday season. As of December 31, 2001, there are 23 Urban malls installed and operational and are located in Illinois (9 malls), Florida (2 malls), California (4 malls), Massachusetts (1 mall), Oklahoma (2 malls), North Carolina (1 mall), Oregon (1 mall), Tennessee (2 malls) and Utah (1) mall.

     The Rouse Company ("Rouse"): On September 20, 1999, NBO initially signed a six month contract with Rouse, the third largest owner of mall properties in the United States, to place CTUs and Kiosks in five of their mall properties. The initial contract with five malls acted as a beta project that has proven successful. As a result, the Rouse agreement has been expanded to include the original five malls and an additional 36 malls in 2000 and 2001 for a total of 40 malls in operation as of December 31, 2001 with one additional mall in the process of becoming operational that is located in Canada. Rouse malls that are part of the NBO network are located in Colorado (1), Florida (4), Georgia (2), Illinois (1), Iowa (1), Kentucky
(1), Louisiana (2), Maryland (7), Massachusetts (1), Michigan (1), Minnesota
(1), Nevada (1), New Jersey (7), New York (2), Ohio (2), Oregon (1), Pennsylvania (3), Utah (1), Washington (1).

     JP Realty, Inc. ("JP"): On September 23, 1999, NBO signed a five year, exclusive contract with JP to place its CTUs and Kiosks in 18 mall properties. Although JP is not among the top ten mall owners in the country, they have a significant presence in the intermountain area and continue to expand their portfolio through acquisitions. JP malls that are part of the NBO network are located in Utah (4 malls), New Mexico (2 malls), Idaho (4 malls), Wyoming (2 malls), Washington (3 malls), Oregon (1 mall), Arizona (1 mall) and California (1 mall).

     Bayer Properties Inc: On October 4, 2001, NBO signed a three year exclusive agreement with Bayer to place its CTUs in two mall properties located in Birmingham, Alabama and Louisville, Kentucky. The two malls currently installed and operational are part of a five mall test pilot project using magnetic stripe stored value gift cards.

     Prime Retail, L.P.: On April 24, 2001, NBO signed a five year exclusive agreement with Prime Retail to place a CTU in its Grove City Factory Shops Outlet, located in Grove City, Pennsylvania. On October 15, 2001, NBO signed a six month agreement with Prime Retail to test pilot NBO's magnetic stripe stored value gift card as part of an initial five mall test pilot project.

     Konover Property Trust ("Konover"): On February 24, 2000, NBO signed a five-year contract with Konover to manage the Internet and Corporate components for 28 of their 150+ properties and has added four more subsequently, for a total of 32. As of December 31, 2001, two of their centers have installed a CTU with others to be rolled out at later dates. Konover properties are located throughout the US, and at present, the contract with NBO includes centers in the following states: Alabama (1), Arizona (2), California (2), Florida (1), Georgia (1), Iowa (1), Illinois
(1), Kentucky (2), Louisiana (1), Maine (1), Mississippi (1), Missouri (2), Nebraska (1), New York (1), North Carolina (1), South Carolina (2), Tennessee
(4), Texas (5 non-operational) Utah (1), and Washington (1).

     Other Independent Mall Properties: In addition, NBO has signed agreements with seven independently operated properties: Cutler Ridge (Miami, Florida), Lincoln Mall (Matheson, Illinois), Fashion Outlets of Las Vegas (Las Vegas, Nevada), Foothills (Tucson, Arizona), The Shops at Northbridge (Chicago, Illinois), Denver Pavillions (Denver, Colorado, and Monmouth Mall (Eaton, New Jersey).

     Retail Agreements: In calendar year 2000, NBO completed the installation of 37 kiosks at Smith Food and Drug Centers in the Salt Lake City, Utah market. To date, NBO has signed up approximately 282 retailers representing more than approximately 500 retail locations in the Salt Lake City area, both large and small, to participate in the GC Program with more to be added as the program develops.

     Darden Restaurants: On August 8, 2000 NBO signed an exclusive, three-year contract with Darden Restaurants, Inc. (DRI) a subsidiary of General Mills Restaurant, Inc., (GMRI) to fulfill Internet Gift Card sales for Olive Garden, Red Lobster, Bahama Breeze and Smokey Bones restaurants nationwide. Orlando, Florida-based Darden Restaurants, Inc. (NYSE: DRI) is the largest casual dining restaurant company in the world, operating more than 1,100 restaurants in North America. The program employs magnetic stripe technology and is one of the most advanced gift card programs in existence.

     eBay Inc.: The agreement entered into with eBay allows NBO to become eBay's preferred provider by creating a gift certificate destination site for eBay's 30 million registered users. The agreement requires eBay to market and promote the gift certificate destination currently being developed by driving buyers to NBO's store front via banner ads, mass e-mails to registered users and other significant campaigns currently being used by eBay. The eBay agreement is described more fully in "Business - Business Strategy".

     The Company will be focusing on similar exclusive agreements whereby NBO will act as the exclusive provider/fulfillment agent for major national retailers. These relationships are customized to the specific needs of NBO's clients and can include custom packaging, reporting, site design, etc.

                          NEW BUSINESS INITIATIVES

     Current NBO new business initiatives are focused on developing magnetic stripe and smart card solutions for the gift certificate market and then leveraging smart card technology to enter venue/arena, amusement parks, and fair and attractions industries.



Overview of Magnetic Stripe Stored Value Gift Cards


     Magnetic stripe cards are most commonly used as credit cards and debit/ATM cards. This technology has an application in the gift certificate industry as a "stored value" or debit card. The magnetic stripe card can be pre-loaded in fixed denominations or loaded at the time of purchase for any amount the customer chooses. While the magnetic stripe card is not as powerful or versatile as the latest smart card technology, magnetic stripe technology is widely accepted in the U.S. market, and is less costly than smart card technology. Accordingly, magnetic stripe technology will continue to replace paper and be the preferred technology in many applications until smart cards are widely accepted.

     Using stored value, retail merchants have the ability to gather demographic information by knowing where and when the card was purchased, where and when the value was used and what the value was used to purchase. Unlike paper certificates, when less than the full face value of the card is used, no cash is given back and there's a very good chance the cardholder will visit the store again to use the balance remaining on the card. It is predicted that by 2005, plastic will represent 80% of the gift certificate market, for a total of about 850 million gift cards. As stated previously, prepaid stored value cards are becoming more popular because 23% of Americans don't have bank accounts, 28% of households can't obtain credit cards, 50% of households have web access, teens spend $153 billion a year mostly in cash. Stored value eliminates the need to carry cash and plastic keeps sales in the stores because no change has to be given. (Source: Total Systems Services Inc., Columbus, GA)


Strategic Alliance - WildCard Systems, Inc

     In March 2001, NBO entered into an agreement with WildCard Systems, Inc. ("WildCard"), a global leader in delivering high quality electronic stored value e-payment solutions involving complex financial transaction processing, web-based applications and custom software development. Stored value (prepaid) type products, particularly those designed to make purchases on the Internet, represent the biggest untapped market for consumer payments. WildCard's secure e-transaction platform is supported by a full range of services to deliver complete host-based stored value solutions for a wide range of vertical markets. WildCard was selected by Visa USA as a Preferred Processor for stored value payment systems.

     NBO's agreement with WildCard Systems, Inc. allows NBO to offer branded or non-branded cards, enabling signature-based debit services in an open or closed transaction environment, to be sold, activated and funded at NBO's distribution locations. Cards are a variation of the bankcard association designations Visa or MasterCard. Because this works in an open environment, no special hardware is required and will work on any point-of-sale terminal currently accepting Visa or MasterCard. As of December 31, 2001, agreements have been entered into with three mall operators representing five individual mall properties as a test pilot project using stored value cards with the intent of converting additional malls in 2002 and will continue the conversion process as agreements are completed.

     This service will also allow NBO to continue dialogue with other major mall developers and offer them the services of stored value gift cards. In addition, this relationship opens the door for NBO to offer turnkey stored value services to a variety of business opportunities outside of the mall category providing our Company with a financial opportunity not available from paper gift certificate programs. With paper programs, there is no solution available for the retailer to debit a portion of the gift certificate if the transaction is less than the full face, thus requiring the retailer to give cash back, which could be spent elsewhere. Paper gift certificates also require NBO to send 100% of the face value amount to the retailer, terminating the Company's ability to earn future interest income on
the unredeemed balance.   Stored value gift cards require only the purchase
amount to be debited, leaving the balance in our accounts to collect interest income and also allows NBO to generate additional revenue from administration fees not available with paper programs. This new revenue source is anticipated beginning approximately April 2002.

     The Company has already begun testing stored value gift cards in five malls and expects to continue the conversion of paper gift certificates to stored value gift cards in early 2002. Assuming the test is successful, the stored value gift card program will serve participating merchants better as more funds will remain with the merchant and provide NBO with greater revenue possibilities through revenue sources unavailable from paper programs.

                                 COMPETITION

     This competitive analysis will focus on two primary areas of NBO's current business model: mall distribution and national retail merchant distribution.


Mall Distribution Channel

     NBO made a strategic business decision in the first quarter of 1998 to develop and implement a turnkey gift certificate distribution system for the United States Shopping Center Industry. This program was introduced at the International Council of Shopping Centers Convention in Las Vegas, Nevada in May of 1998. At the time of introduction, there were two formidable competitors to NBO that continue to be competitors. The first is the actual mall developers that currently manage their own gift certificate programs in-house. Although these developers could be viewed as a competitor, NBO views them as additional opportunities.

     With the availability of stored value gift cards, mall developers who have chosen in the past to manage their own programs will now be required to outsource this service if they want to convert from paper to plastic. NBO has already established four long-term contracts with significant companies that previously managed their programs in-house and NBO is hopeful that other major developers will follow suit when they see the results of these relationships as they develop.

     The Company's primary competitor is Mid-America Gift Certificate Company ("Mid-America"), a subsidiary of Mid-America Bank. MidAmerica currently has programs with approximately 225 malls in the United States representing approximately $200,000,000 in face value of gross gift certificate sales. This company controls market share in the mall industry at this time due to the fact that they were first to market. They offer a software program with hardware designed to dispense gift certificates from Customer Service Centers only. To the Company's knowledge, Mid-America does not offer any Kiosk technology, corporate fulfillment or Internet capabilities. With the Mid America program, malls must facilitate large corporate orders at the mall creating an administrative burden and tying up the system for individual orders. To our knowledge, its revenue sources are interest income earned on unredeemed certificates and from the breakage of unredeemed gift certificates.

     There are other less significant companies that we are aware of, none of which we feel will impact NBO's ability to continue its existing momentum securing market share in all areas of this industry.

National Retail Merchant Distribution Channel

     For competitive purposes, this category can be segregated into three areas of distribution with corresponding competition associated with each of the following areas:

1. Internet - The primary competitors are as follows:

     Giftcertificates.com: Based in New York City, New York, its initial penetration into the market has focused on reselling and distributing gift certificates for national retail chains. To the best of NBO's knowledge, the vast majority of its merchants represented on its system are national retailers, and they do handle some corporate gift certificate sales. They take orders for certificates and then purchase the certificate from the appropriate retailer and forward them to the purchaser via mail or other expedited delivery methods. Their revenue sources appear to be derived from the difference between the discounted prices paid by Giftcertificates.com and the face value their customers pay, and from margin earned from add-on items such as greeting cards and packaging and perhaps advertising on their web pages. Besides receiving an order for a specific retailer and then fulfilling it, Giftcertificates.com also offers a Super Certificate that may be redeemed by the consumer for any of their participating merchants.

     Webcertificates.com: Based in Philadelphia, Pennsylvania, this company sells online gift certificates that are redeemable at any online merchant that accepts credit cards. The certificates are distributed via portals and other sites and sent via e-mail and are also sold to corporations and consumers.

     800 Giftcertificates:  Based in Patterson, New Jersey, 800
Giftcertificates has adopted the purchase and resale model that Giftcertificates.com has used. It has approximately 100 national retailers on its web site. It appears that the major channel for them is telephone sales.

     CertifiChecks.com: Based in Dayton, Ohio, this company offers consumers the ability to purchase gift certificates from local and national retailers offline. CertifiChecks.com then sends them to the customers via mail. Retailers pay a small annual fee to participate and the consumer pays a processing fee of $0.95 per transaction.

     2. Retail Distribution Points - After significant research the Company has been unable to identify any other company in the United States that proposes to or is currently selling gift certificates through Kiosks or through a national network of point of sales terminals consisting of Kiosks and CTUs. NBO believes it was the first to market with the initial beta test site in Salt Lake City, Utah. If this test proves successful, NBO plans to expand the concept into other markets.

     3. Telephone Call Center - Each Internet Gift Certificate Company listed above has developed small call centers. Their centers are primarily set up to administer inbound order taking calls only. None of them have established any sizable sales efforts through the telephone.

                               NBO TECHNOLOGY
Counter Top Units ("CTUs")

     CTU components were selected to provide a reliable, cost effective solution for clients. The system consists of:

*    Pentium II Computer
*    Monitor, Keyboard and Mouse
*    MICR Laser Printer
*    Uninterruptible Power Supply
*    Various Connectivity Options
*    Verifone Credit Card Terminal

Electronic Kiosks

     The internal hardware components of NBO's Kiosk were carefully selected to provide a reliable and cost effective solution for establishing information centers and revenue sources while minimizing employee involvement.

*    MICR Laser Printer.
*    ELO 17" touch-screen VGA monitor.

*    American Magnetic single swipe card reader.
*    Veriphone compatible PIN Pad for debit card processing.
*    Cash Code bill validator.
* APC programmable battery backup power supply providing up to 30 minutes of power and allows a programmable shut down and restart.
* Intel Pentium based processor with 32MB RAM hard drive, sound and video cards, rocket port and Windows NT.

Software Methodology

     NBO's software design methodology allows several modular applications to run on outlet computer systems (outlets) comprised of Kiosks and CTUs simultaneously. This modular design approach allows NBO to develop custom Kiosk and point of sale solutions very quickly and can be configured to accept a variety of payment methods. For example, one Kiosk can be configured to accept cash only while another, running the same software modules can be configured to accept cash, credit and debit cards.

     Many applications require an interface to a backend database. Depending on the application, NBO has the ability to interface using Open Data Base Connectivity ("ODBC"), Transmission Control Protocol/Internet Protocol ("TCP/IP") Sockets or through file transfers. In addition, NBO can develop applications utilizing all three methods of backend connectivity simultaneously, thus allowing a single outlet to access multiple databases located in different cities or countries.

     Furthermore, software has been developed to connect to various networks using dial-up, DSL, frame relay and Ethernet. Because of our flexible design strategy, we can configure outlets to suit the needs of our partners and clients quickly, easily and effectively.


Communications and Network Equipment

     NBO designed its transactional Kiosk for flexibility by utilizing a variety of communication and networking options designed for specific requirements. The NBO Kiosk can operate under the following communication options: Local Area Network (LAN) Ethernet, WAN, Frame Relay, Point to Point and Dial-Up. Despite its dependence on telecommunications and computer networks, the NBO Kiosk is quite easy to use. The time required to complete a transaction is usually between two to three minutes, which includes credit/debit card verification time. The Kiosk's main screen displays information telling the customer what kind of services and products are available.

Systems

     The gift certificate system consists of an MS-SQL database, outlets, Internet web server for sales, Intranet sales and support interfaces, Visual Basic corporate fulfillment, Access database front end connection for gift certificate tracking and reporting, and a credit/debit card processing server. The gift certificate database is housed at NBO's corporate offices. It operates using MS-SQL 7.0. The Internet web site uses HTML presentation and Active Server Pages (ASP) to interface with databases. Credit card processing is done in real time.


Kiosk Design

     The Kiosks are designed and engineered by NBO and outside manufacturing firms. NBO assembles and integrates all Kiosk components, which are fully tested prior to assembly. Production time to manufacture the Kiosk enclosures and integrate internal equipment varies depending on customization, but the time required to produce a Kiosk is typically between six to eight weeks. Delivery and installation time takes an additional two weeks. Attractively designed to complement the decor of a mall or retail outlet, Kiosks are built to withstand customer use and abuse in high-traffic areas, requiring only periodic maintenance and upkeep. Each Kiosk, as currently designed, measures approximately 78" tall, 32" wide and 27" deep and weighs, when fully equipped and configured, approximately 600 pounds.

Network, Servers and Security

     NBO currently hosts multiple servers utilizing RAID arrays, tape backup and network redundancy. NBO hosts its own web site and Linux firewall. Additionally, NBO utilizes CISCO secure routers for its frame relay network. Web based transactions are secured using 128 bit encryption. Intranet is protected using username and password security. All web access to NBO utilizes strong firewall technology.

                                  EMPLOYEES

     As of December 31, 2001, NBO had 61 total employees including 46 full-time employees, 3 part-time employees, and 12 temporary employees. NBO has entered into confidential non-disclosure and/or employment agreements with its officers, directors and employees. None of the Company's employees are represented by a labor union. The Company believes that its relationship with its employees is good.

                           REPORTS TO SHAREHOLDERS

     As of October 2, 2001 the effective date of this registration statement, the Company will be required to file with the SEC all reports required by the SEC under the Securities Exchange Act of 1934, as amended. These reports include quarterly reports, annual reports, and other interim reports concerning items material to the Company. Annual reports and proxy statements will be sent to the shareholders annually in accordance with Federal laws and regulations. Officers of the Company will be required to file reports disclosing their ownership and changes in ownership of the Company's securities. The public will be able to read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company intends to file its reports electronically. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the Internet web site is: http://www.sec.gov. The Company's Internet web site is located at http://www.nbo.com.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

 Management's Discussion And Analysis Of Financial Condition And Results Of
                                 Operations

     As of December 31, 2001, the Company has not generated sufficient revenues to meet on-going expenses of operation. The Company was incorporated in June of 1994 with the purpose of developing a state-of the-art event and entertainment ticket distribution system. The first two years of operations were spent primarily on the development of software and design and integration of hardware components in the kiosk. After this was completed, kiosks were installed in Lansing, Michigan as the initial beta test site for the Company. Additional markets were installed in several geographic areas, demonstrating the technology and capabilities of the Company to the industry.

     In late 1997 and early 1998, the Company decided to pursue the opportunity in the distribution of gift certificates, using technology similar to that already developed for the ticketing business. In 1998 the Company was successful in finalizing an agreement with Urban Retail Properties, Inc., one of the nation's largest mall owner/operators, to distribute gift certificates on an exclusive basis for 14 of their properties. As a result of this contract, the Company was able to generate in sales in excess of $4.3 million in face value of gift certificates in the year ended March 31, 1999, resulting in fees and interest income to the Company of $387,054.

     In the fall of 1999, the Company's exclusive agreement with Urban was expanded to include eight additional mall properties bringing the total number of Urban properties to 21 malls and as of December 31, 2001, a total of 23 Urban malls are installed and operational. During the fall of 1999, NBO entered into exclusive agreements with The Rouse Company to manage gift certificate programs for five of its 44 properties as a test and if successful, the balance of their portfolio would be included, all of which were installed and operational for the 2000 holiday season. In 1999, NBO also entered into an agreement with JP Realty Inc. to manage gift certificate programs for its entire portfolio of 18 properties as well as agreements with additional independent malls.

     In summary, NBO expanded its presence in malls in operation from 14 in 1998 to 47 in 1999, 88 in 2000 and approximately 124 in 2001, which includes Internet fulfillment for 31 factory outlets malls. The face value of gift certificate sales volume through the Company's system increased from approximately $4.3 million for fiscal year ending March 31, 1999, to approximately $21 million in face value of gift certificates in fiscal year ending March 31, 2000, to over $43 million in face value of gift certificates for fiscal year ending March 31, 2001 and expects to exceed $58 million in face value of gift certificates for fiscal year ending March 31, 2002. This represents a 388% increase in volume from 1999 to 2000, a 105% increase from 2000 to 2001 and a 35% increase from 2001 to 2002.

     In August 2000, the Company entered into an exclusive three-year agreement with Darden Restaurants, Inc. (the largest casual dining restaurant chain in the world) to sell gift cards via the Internet for all Olive Garden, Red Lobster, Bahama Breeze and Smokey Bones restaurants. For the year ended March 31, 2001, the total face value of gift cards sold was $906,480, resulting in revenue to the Company of approximately $91,000. For year ended March 31, 2002, NBO anticipates the total face value of gift cards to exceed $1,600,000 resulting in a significant increase in revenue to the Company as well. See Notes to Condensed Consolidated Financial Statements at 12/31/01 - Note C - REVENUE RECOGNITION for an explanation of the accounting treatment of sales of gift certificates and gift cards.

     In April 2000, the Company signed an agreement with Smith's Food and Drug Stores, the leading supermarket chain in Salt Lake City, Utah to distribute gift certificates from 37 Smith's store locations along the Wasatch front. To date the Company has signed agreements with approximately 282 local retail businesses, with more than 500 retail outlets. The Salt Lake City market will be used as a beta test for roll-out in additional markets across the country if successful.

     In July 2001, NBO entered into an Advertising and Promotional Agreement with eBay, Inc. See Item 1. Description of Business - Business Strategy. Under this Agreement, the Company will be obligated to pay eBay a percentage of the sales of gift certificates or gift cards sold through eBay. The agreement may be terminated by either party upon 30 days notice. The Company began selling gift certificates through eBay in the 3rd Quarter of 2001. As of December 31, 2001, the Company is unable to forecast its expected revenues from this agreement.

     As of December 31, 2001, NBO has also contracted to re-sell gift certificates for more than 75 national retailers whereby the Company purchases their gift certificates and then re-sells them on the Company's Internet site.

     The success of the Company's gift certificate programs under management will allow the Company to build from this success and enter into similar agreements with other mall owner/operators.

     The Company's revenue model is predicated on five principal sources: (i) interest income on purchased but unredeemed certificates and gift cards, (ii) convenience fees charged to customers and merchant fees charged to merchants in connection with the purchase and use of certificates and gift cards,
(iii) administration fees on gift cards that remain unredeemed until expiration (anticipated beginning April 2002), (iv) funds not paid out upon usage of the gift certificates (breakage) remaining on account on unused gift certificates, and (v) shipping and fulfillment fees.

     The accounting treatment for financial statement purposes of revenues from the sale of gift cards and gift certificates is complex. In cases where the Company's sale of gift certificates and gift cards are similar to the activities of an agent that receives commissions, then the revenues from the sale of gift certificates and gift cards would not be included in the revenues of the Company in the financial statements. However, in cases where the Company bears financial risk and other indicators of control over the product or service, then the Company would include in revenue for financial statement purposes the revenues from the sale of gift certificates and gift cards. The accounting treatment for financial statement purposes in each case will depend on the facts and circumstances, including the terms of the contracts relating to the sale of the gift certificates or gift cards. In cases where the face value from the sale of gift certificates and gift cards are not included in revenues of the Company for financial statement purposes, the amount of such revenues will be disclosed either as a memorandum item on the statement of operations or in footnotes to the financial statements. Revenues from convenience fees, merchant fees, interest on the proceeds from the purchase of gift certificates in the restricted accounts, administration fees on expired unredeemed gift cards, and advertising revenues would be recognized by the Company as earned.


Results of Operations

     Comparison of Years Ended March 31, 2001 and 2000, and through the Nine Months Ended December 31, 2001 and 2000

Sale of Gift Certificates

     The following is included because the Company derives the majority of its revenues from the sale of gift certificates. The following figures are included for informational purposes only and are not included in the Company's condensed consolidated statements of operations.

     The Company experienced a 29.6% increase, or $8,630,194 in the face amount of gift certificates sold in the three months ended December 31, 2001
to $37,790,066 from $29,159,872 at December 31, 2000.    The Company
experienced a 30.5% increase, or $11,490,828 in the face amount of gift certificates sold to $49,219,607 from $37,728,779 in the nine months ended December 31, 2001 compared to the nine months ended December 31, 2000 respectively.

Revenues and Cost of Revenues

     The Company experienced an increase in total revenues of 298.9% or $934,997 to $1,247,852 from $312,855 in the three months ended December 31, 2001 compared to the three months ended December 31, 2000 respectively. The

Company experienced an increase in total revenues of 349.2% or $1,683,242 to $2,165,243 from $482,001 in the nine months ended December 31, 2001 compared to the nine months ended December 31, 2000 respectively. (Note C to the condensed consolidated financial statements at 12/31/01).

     Due to implementation of the agreement with Darden, where the Company began purchasing and selling gift certificates of third party retailers and providing Call Center and Internet fulfillment of Darden's gift certificate orders, sale of third party gift certificates increased 1,388.3% or $908,070 from $65,410 to $973,480 in the three months ended December 31, 2001, compared to the three months ended December 31, 2000 respectively. Sale of third party gift certificates increased 2,433.3% or $1,649,372 from $67,782 to $1,717,154 in the nine months ended December 31, 2001 compared to the nine months ended December 31, 2000 respectively.

     Merchant fees earned from retailers increased 79.5% or $99,346 from $124,911 to $224,257 in the three months ended December 31, 2001, compared to the three months ended December 31, 2000 respectively. Merchant fees earned from retailers increased 64.6% or $99,050 from $153,303 to $252,353 in the nine months ended December 31, 2001 compared to the nine months ended December 31, 2000 respectively. This increase is due primarily to an increase in the amount of gift certificates sold for these retailers, and the subsequent redemptions of those gift certificates, which is when the Company is paid the fee.

     Interest on restricted cash decreased 63.3% or $57,837 from $91,378 to $33,541 in the three months ended December 31, 2001, compared to the three months ended December 31, 2000 respectively. Interest on restricted cash decreased 27.5% or $59,701 from $217,112 to $157,411 in the nine months ended December 31, 2001 compared to the nine months ended December 31, 2000 respectively. This decrease is due primarily to the reduced amount of restricted cash earning interest because of gift certificate redemptions, and also due primarily to a lower interest rate being earned on the restricted funds, because of a declining interest rate environment created by the current economy.

     The Company experienced an increase in the total cost of revenues of 192.9% or $679,623 to $1,032,005 from $352,382 in the three months ended
December 31, 2001 compared to the three months ended December 31, 2000 respectively. The Company experienced an increase in the total cost of revenues of 293.1% or $1,322,880 to $1,774,274 from $451,394 in the nine months ended December 31, 2001 compared to the nine months ended December 31, 2000 respectively. This increase is due primarily to the increase in cost of third party certificates as described below.

     The Company experienced an increase in the cost of third party certificates of 2,219.1% or $881,737 to $921,471 from $39,734 in the three months ended December 31, 2001 compared to the three months ended December 31, 2000 respectively. The Company experienced an increase in the cost of third party certificates of 3,608.1% or $1,510,064 to $1,551,916 from $41,852 in the nine months ended December 31, 2001 compared to the nine months ended December 31, 2000 respectively. This increase in cost is related primarily to the increase in the number of third party gift certificates sold.

     The Company experienced a decrease in the cost of revenues other than the cost of third party certificates of 64.6% or $202,114 to $110,534 from $312,648 in the three months ended December 31, 2001 compared to the three months ended December 31, 2000 respectively. The Company experienced a decrease in the cost of revenues other than the cost of third party certificates of 45.7% or $187,184 to $222,358 from $409,542 in the nine months ended December 31, 2001 compared to the nine months ended December 31, 2000 respectively. This decrease is due primarily to the Company increasing margins on services provided, and initiating fees for services previously absorbed completely by the Company. The increased margins and fees helped to offset the costs associated with the sale of gift certificates other than third party gift certificates.

     The Company experienced an increase in gross profit of 646.1% or $255,374 to $215,847 from ($39,527) in the three months ended December 31, 2001 compared to the three months ended December 31, 2000 respectively. The Company experienced an increase in gross profit of 1,177.4% or $360,362 to $390,969 from $30,607 in the nine months ended December 31, 2001 compared to the nine months ended December 31, 2000 respectively.

  New Business Developments

     On September 11, 2001 the Company entered into a five-year exclusive agreement to distribute mall gift certificates with another Urban Retail Property mall, Crossroads Plaza, located in Salt Lake City, Utah. This brings the total number of malls under contract with the Company to twenty-two (22). The Company anticipates Crossroads Plaza annual gift certificate face value sales of approximately $300,000 and annual revenues to the Company of approximately $15,000.

     On November 1, 2001, the Company entered into a five-year exclusive agreement to distribute mall gift certificates with another Urban Retail Property mall, The Streets at Southpoint, located in Durham, North Carolina. This brings the total number of malls under contract with the Company to twenty-three (23). The Company anticipates The Streets at Southpoint annual gift certificate face value sales of approximately $500,000 and annual revenues to the Company of approximately $25,000.

  Magnetic Stored Value Gift Card Pilot

     On October 4, 2001 the Company signed a three year agreement with Bayer Properties, Inc. located in Birmingham, Alabama to provide, implement, and manage a stored-value mall gift card program in two properties, The Summit Birmingham, Alabama and The Summit Louisville, Kentucky, with further program details described below. The Company anticipates the two properties combined annual gift card face value sales of approximately $1,000,000 and annual revenues to the Company of approximately $150,000.

     On October 8, 2001, the Company signed an agreement with, JP Realty, Inc., located in Salt Lake City, Utah to provide, implement, and manage a stored-value mall gift card program in two properties, Provo Towne Centre, located in Provo, Utah, and Boise Towne Square, located in Boise, Idaho, with further program details described below. This agreement is in addition to the agreements already in place for the Company to provide paper gift certificates. The Company anticipates the two properties combined annual gift card face value sales of approximately $2,300,000 and annual revenues to the Company of approximately $345,000.

     On October 15, 2001, the Company signed an agreement with, Prime Retail, Inc., located in Baltimore, Maryland to provide, implement, and manage a stored-value mall gift card program in Grove City Factory Shops, located in Grove City, Pennsylvania, with further program details described below. This agreement is in addition to the agreement already in place for the Company to provide paper gift certificates. The Company anticipates Grove City Factory Shops annual gift card face value sales of approximately $300,000 and annual revenues to the Company of approximately $45,000.

     The Company's gift card program offers a solution to many mall environment challenges. The customized plastic cards, with a magnetic stripe, enables signature-based debit services in an open transaction environment. Magnetic stored value gift cards will be sold, activated, and funded at Customer Service Centers within the above listed mall properties, and at the Company's corporate facilities for Corporate and Internet transactions. Gift cards offered in this program are branded with the center's name on the face of the card, and can be redeemed at any retailer in the center. The gift cards are co-branded with the MasterCard logo on the face of the card. Bank of America is the MasterCard issuing member.
The gift card is not personalized with the cardholder's name, but is embossed with the generic "Mall GiftCard Holder" instead. The program does not permit cash access (e.g. ATM). Gift card processing is performed by WildCard Systems, Inc. Gift card balances can be obtained at www.GiftCardBalance.com or by calling 866-261-3597, which are both listed on
the back of the gift card.   After ninety (90) days from the date of
purchase, the Company reserves the right to charge an administration fee not to exceed $2.50 per month. The most current business practice is to charge a $2.50 administration fee per month beginning on the first day of the sixth month from the date of purchase. Terms and conditions are provided with the purchase of each gift card that details where the card may be used, fees, expired funds, etc. The agreements listed above do not preclude the sale of paper gift certificates as a back-up to the magnetic stored value gift cards. Upon completion of the pilot period of six months, the program will be evaluated by the issuing member and the Company for rollout to other mall properties.

     The Company sold 43,014 magnetic stored value gift cards with a face value of $2,292,565 in the five pilot properties from October 29, 2001 through December 31, 2001. This represents 6.6% of the Company's sale of gift certificates/cards in the three months ended December 31, 2001. The average face value of the gift cards sold was $53.30 which is a 52.3% increase, or $18.30 more per card than the $35 average face value of paper gift certificates sold by the Company.

     The gift card program provides a new revenue source. The Company will charge a non-use administration fee (as described above) on gift cards that retain a balance after a specified period of time from the date of purchase, and continue to assess the fee until the gift card expires, or the card balance is reduced to zero. The non-use fee will continue if the card is reissued (unless otherwise prohibited by law). The non-use fees are deducted from the balance of the gift card in accordance with the Terms and Conditions provided with the gift card at the time of purchase. The mall property or mall property owner shares in both the revenues and the costs of the gift card program. Interest income is the property of the Company.

     The Company anticipates the revenues from the magnetic stored value gift card in the form of administration fees will be in excess of revenues generated from the current paper gift certificate programs. The Company will support both paper gift certificate and plastic gift card programs going forward, as some mall developers will transition to the gift card program from gift certificates at different paces. The Company anticipates there will be some properties that may not wish to convert to a gift card program for some time, until the concept is completely proven.

     The items described above will not require the purchase or sale of any property or significant equipment. The Company expects no significant changes in the number of employees in the next fiscal quarter and for the remainder of the 2002 fiscal year.

Operating Expenses

    The Company experienced a decrease in total operating expenses of 7.2% or $86,937 to $1,122,233 from $1,209,170 in the three months ended December 31, 2001 compared to the three months ended December 31, 2000 respectively. The Company experienced an increase in total operating expenses of 8.6% or $265,284 to $3,352,712 from $3,087,428 in the nine months ended December 31, 2001 compared to the nine months ended December 31, 2000 respectively. The increase (decrease) during the three and nine month period ended December 31, 2001 compared to the three and nine month period ended December 31, 2000 is attributable mainly to an increase (decrease) in:

    Personnel

     In the three months ended December 31, 2001 compared to the three months ended December 31, 2000 respectively, personnel costs decreased 0.4% or $2,844 to $738,511 from $741,355. In the nine months ended December 31, 2001 compared to the nine months ended December 31, 2000 respectively, the total number of employees decreased from 63 to 61, with the number of full time salaried employees decreasing from 55 to 46, the number of part-time employees decreasing from 8 to 3, and the number of temporary employees increasing from 0 to 12. Personnel costs increased 11.3% or $225,813 to $2,222,612 from $1,996,799 due to the increased cost of full time employees and an increase in the wages paid to for temporary employees.

    Legal and accounting

     In the three months ended December 31, 2001 compared to the three months ended December 31, 2000 respectively, legal and accounting expenses decreased 53.8% or $20,788 to $17,883 from $38,671. In the nine months ended December 31, 2001 compared to the nine months ended December 31, 2000 respectively, legal and accounting expenses increased 158.9% or $81,338 to $132,513 from $51,175 due to costs incurred for auditing and legal document review associated with several Private Placement Offerings (Note E to the condensed consolidated financial statements at 12/31/01), and the costs associated with filing with the SEC as a reporting company.

    Rent

     In the three months ended December 31, 2001 compared to the three months ended December 31, 2000 respectively, rent increased 8.6% or $6,937
to $87,409 from $80,472.   In the nine months ended December 31, 2001
compared to the nine months ended December 31, 2000 respectively, rent increased 8.9% or $19,820 to $241,822 from $222,002 and was expected by the Company as part of the lease agreement in place.

    Bad debts

     In the three months ended December 31, 2001 compared to the three months ended December 31, 2000 respectively, bad debt expense increased
13.2% or $1,120 to $9,620 from $8,500.   In the nine months ended December
31, 2001 compared to the nine months ended December 31, 2000 respectively, bad debt expense increased 103.0% or $10,816 to $21,316 from $10,500 as a course of normal business operations relating to the increased volume of gift certificates sold. The majority of the Company's bad debt expense is related to chargebacks by the consumer for Call Center or Internet gift certificate orders, and fraud related activity.

    Depreciation and amortization

     In the three months ended December 31, 2001 compared to the three months ended December 31, 2000 respectively, depreciation and amortization
expense increased 15.9% or $12,338 to $89,965 from $77,627.   In the nine
months ended December 31, 2001 compared to the nine months ended December 31, 2000 respectively, depreciation and amortization expense increased 54.0% or $92,568 to $263,933 from $171,365 due to an increase in the amount of equipment installed in various mall properties the Company has under contract.

    Outside consultants

     In the three months ended December 31, 2001 compared to the three months ended December 31, 2000 respectively, consulting expenses decreased
$36,399 to $0 from $36,399.   In the nine months ended December 31, 2001
compared to the nine months ended December 31, 2000 respectively, consulting expenses decreased 95.9% or $81,737 to $3,500 from $85,237 as the Company ceased all agreements with outside consultants.

    Travel

     In the three months ended December 31, 2001 compared to the three months ended December 31, 2000 respectively, travel expenses decreased 52.2%
or $17,874 to $16,400 from $34,274.   In the nine months ended December 31,
2001 compared to the nine months ended December 31, 2000 respectively, travel expense decreased 43.3% or $41,609 to $54,383 from $95,992 as more business was conducted via mail, facsimile and telephone.

    Marketing

     In the three months ended December 31, 2001 compared to the three months ended December 31, 2000 respectively, marketing expenses decreased
77.5% or $12,880 to $3,740 from $16,620.   In the nine months ended December
31, 2001 compared to the nine months ended December 31, 2000 respectively, marketing expenses decreased 57.2% or $32,776 to $24,539 from $57,315. The Company made a decision to focus on marketing and advertising related to the mall gift certificate programs across the country and national retailers, versus the Salt Lake City local market where funds had been expended in previous periods. The reductions in marketing expenses were offset by personnel increases to expand the Companies' web presence.

     The Company's operating expenses exceeded gross profit in the three and nine month periods ending December 31, 2001. However, the Company experienced a decrease in operating losses of 27.4% or $342,311 to ($906,386) from ($1,248,697) in the three months ended December 31, 2001 compared to the three months ended December 31, 2000 respectively. The Company experienced a decrease in operating losses of 3.1% or $95,078 to ($2,961,743) from ($3,056,821) in the nine months ended December 31, 2001 compared to the nine months ended December 31, 2000 respectively.
Other Income (Expenses)

     The Company experienced an increase in other expenses of 266.3% or $493,407 to ($678,665) from ($185,258) in the three months ended December 31, 2001 compared to the three months ended December 31, 2000 respectively. The Company experienced an increase in other expenses of 221.3% or $948,024 to ($1,376,456) from ($428,432) in the nine months ended December 31, 2001 compared to the nine months ended December 31, 2000 respectively. The increases are primarily from an increase in interest expense associated with the beneficial conversion feature of debt incurred by the Company. The beneficial conversion feature is the difference between the market value of the common stock and the conversion rate of the debt limited to the amount of debt. The beneficial conversion feature is recognized as interest expense over the period from the date of the note to the date of maturity when the conversion of the debt into stock may take place.

Liquidity and Capital Resources

     The Company's expenses are currently greater than revenues. The Company to date has had a history of losses and the accumulated deficit (since inception June 23, 1994) as of December 31, 2001 was ($23,724,721), an increase of 23.2% or $4,464,397 from ($19,260,324) on March 31, 2001.

     The Company's net losses increased by 10.5% or $151,096 to ($1,585,051) from ($1,433,955) in the three months ended December 31, 2001 compared to the three months ended December 31, 2000 respectively. The Company's net losses increased 24.5% or $852,946 to ($4,338,199) from ($3,485,253) in the nine months ended December 31, 2001 compared to the nine months ended December 31, 2000 respectively. The Company's current liabilities exceed its current assets by $4,034,918 as of December 31, 2001.

     The Company's continuation as a going concern is dependent on its ability to meet its obligations, to obtain additional financing as may be required and ultimately to attain profitability. (Note B to the condensed consolidated financial statements at 12/31/01). The Company will continue to attempt to raise capital through private equity offerings until internally generated profitability is achieved. The Company is taking steps to improve profitability by restructuring contracts to increase the amount of revenue generated by each contract, and to pass along certain costs to the operator previously absorbed by the Company; increasing sales efforts to obtain contracts with mall developers and national retailers not currently under contract; and reducing expenses by implementing a hiring freeze unless absolutely essential to the Company's operations, along with a reduction in workforce through normal attrition. The Company currently has excess square footage in its headquarters and plans to sub-lease this space as an additional revenue source.

     Cash

     The Company's cash position was $0, and checks written in excess of cash in the bank totaled $355,921 at December 31, 2001, due primarily to timing of receipts and payments at December 31, 2001, compared to $7,866 and $0 respectively at March 31, 2001. Additional funds were obtained from notes with stockholders and from the sale of common stock from the outstanding Private Placement Memorandum subsequent to December 31, 2001 to cover operating expenses.

     Restricted Cash

     Restricted cash and the related offsetting payable representing the amount of unredeemed gift certificates increased 189.8% or $19,816,777 to $30,255,703 at December 31, 2001 from $10,438,926 at March 31, 2001. The
Christmas holiday season represents the largest percentage of the Company's sale of gift certificates.

     Accounts Receivable

     Accounts Receivable increased 115.3% or $153,641 to $286,899 at December 31, 2001 from $133,258 at March 31, 2001, primarily due to an increase in receivables from the Company's credit card payment processor.

     Accounts Payable

     Accounts Payable increased 176.2% or $813,199 to $1,274,783 at December 31, 2001 from $461,584 at March 31, 2001 primarily due to the Company's decision to postpone certain payments until after the end of the calendar year.

     Accrued Liabilities

     Accrued Liabilities increased 70.3% or $236,409 to $572,796 at December 31, 2001 from $336,387 at March 31, 2001 primarily due to accrued interest on various notes to shareholders.

     Liquidity and Financing Arrangements

     Additional Paid-In Capital increased 13.9% or $2,639,685 to $21,601,921 at December 31, 2001 from $18,962,236 at March 31, 2001.

     From April 2001 through December 31, 2001, the Company received $1,122,821 before offering costs of $61,257 for the sale of 251,285 shares of common stock. During October, November and December 2001, the Company sold 16,226 shares of common stock at $5.50 per share totaling $89,243 under the August 16, 2001 private placement offering. In addition, as part of an incentive rights offering to shareholders only, the Company issued 10,636 shares of common stock at $2.75 per share totaling $29,249. An equivalent number of shares were redeemed from the president and chairman of the Company, Keith A. Guevara, the single largest stockholder for the same price per share in accordance with Supplement 1 of the August 16, 2001 private placement offering at $2.75 per share. However, Mr. Guevara did not receive any payment from the Company. In lieu of payment, the Company issued an unsecured note in the amount of $29,249 to pay the redemption amount at a time determined in the future by the Board of Directors when the Company is in a financial position to pay the redemption price without adversely affecting the Company. The Company did not pay commissions in connection with the sale of these securities.

     The Company recognized charges related to the beneficial conversion feature of the notes payable to stockholders issued during the nine-month period ended December 31, 2001. The beneficial conversion feature is the difference between the market value of the common stock and the conversion rate of the debt limited to the amount of debt. The beneficial conversion feature is recognized as interest expense over the period from the date of the note to the date of maturity when the conversion of the debt into stock may take place. For the nine-month period ended December 31, 2001, the beneficial conversion resulted in a non-cash charge recorded as additional interest expense of $856,077.

     During the nine month period ended December 31, 2001, the Company issued 27,300 shares of common stock at the fair market price of $5.50 per share for a total of $150,150 for interest according to terms of a note payable that matured and was not paid.

     During the nine month period ended December 31, 2001, the Company issued 163,125 common stock warrants to a stockholder and recorded additional interest expense of $107,132 in connection with two outstanding notes payable.

     During the nine month period ended December 31, 2001, the Company issued 6,886 shares of common stock valued at $34,095 for services.

     The Company further supplemented its operating capital through loans from shareholders. In the nine month period ended December 2001, the Company borrowed from its shareholders a total of $906,999. Of this amount, $62,500 was borrowed from the Company's President, Keith A. Guevara, an affiliate of the Company. These loan proceeds were used in part to repay two outstanding loans to other nonaffiliated shareholders in the amount of $261,000. No other related party transactions took place.

     The Company currently operates without a line of credit and occasionally enters into short-term promissory notes with accredited investors. These promissory notes often have conversion privileges into the Company's common stock, easing debt service requirements. Despite these efforts, significant amounts of additional cash will be needed to reduce the Company's debt and losses until such time as the Company becomes profitable. In conjunction with efforts to improve results of operations, the Company is actively seeking infusions of capital from investors from the August 16, 2001 Private Placement Memorandum. Due to cash flow constraints, the Company will rely on equity financing to meet anticipated capital needs. There can be no assurances that the Company will be successful in obtaining any such capital. Additional issuance of shares for debt and/or equity will serve to dilute the value of the Company's common stock and existing shareholder positions. If the Company fails to obtain financing and/or fails to improve results from operations, the Company will be unable to meet obligations as they become due. This could raise substantial doubt about the Company's ability to continue as a going concern.

Forward-looking Statements

     All statements made herein, other than statements of historical fact, which address activities, actions, goals, prospects, or new developments that the Company expects or anticipates will occur in the future, including such things as expansion and growth of operations and other such matters, are forward-looking statements. Any one or a combination of factors could materially affect the Company's operations and financial condition. These factors include competitive pressures, success or failure of marketing programs, changes in pricing, creditor actions, and conditions in the capital markets. Forward-looking statements made by the Company are based on knowledge of the Company's business and the environment in which the Company currently operates. Because of the factors listed above, as well as factors beyond the Company's control, actual results may differ from those in the forward-looking statements.

Subsequent Events

     During January 2002, the Company sold 25,000 shares of common stock at $5.50 per share totaling $137,500 under the private placement offering. In addition, as part of an incentive rights offering to shareholders only, the Company issued 25,000 shares of common stock at $2.75 per share totaling $68,750. An equivalent number of shares were redeemed from the president and chairman of the Company, Keith A. Guevara, the single largest stockholder for the same price per share in accordance with Supplement 1 of the August 16, 2001 private placement offering at $2.75 per share. However, Mr. Guevara did not receive any payment from the Company. In lieu of payment, the Company issued an unsecured note in the amount of $68,750 to pay the redemption amount at a time determined in the future by the Board of Directors when the Company is in a financial position to pay the redemption price without adversely affecting the Company. The Company did not pay commissions in connection with the sale of these securities.

     In January 2002, NBO, Inc., a Utah Corporation, merged into its wholly-owned subsidiary, NBO Systems, Inc., which was incorporated in the State of Maryland, and thereafter filed a dba as The Gift Certificate Company. The effect of this transaction was to reincorporate the Company in the State of Maryland. The reincorporation did not affect the substantive rights of the shareholders.

Item 3. Description of Property

Facilities

     Salt Lake City Headquarters.   The Company's headquarters are currently
located at 3676 West California Avenue, Building D, Salt Lake City, Utah. This facility consists of approximately 28,800 square feet of leased space, which is comprised of 22,820 square feet of office space and 5,980 square feet of warehouse facilities. Included in the office space is a 9,120 square foot call center that can accommodate up to 200 employees. The term of the lease is five years, which will expire on February 1, 2005, with one three-year renewal option, that the Company must exercise 120 days prior to the expiration of the lease. The facility is leased from 5B Bangerter LLC at a base monthly rent of $24,545.

     California Office. The Company also rents a sales office facility in Irvine, California. This facility consists of approximately 500 square feet of rented office space under a one- year lease that is renewed annually.
This facility is leased from American Office Center at a base monthly rent of $1,127. The Company is required to pay as additional rent a proportionate share of the building's operating costs for telephone service, including local and long distance telephone charges, telecopy service, photocopies, and postage. The office in Irvine, California is staffed by Frank E. Layton, the Company's Vice President of Financial Relations.

Item 4. Security Ownership of Certain Beneficial Owners and Management

                           PRINCIPAL STOCKHOLDERS

     The table below sets forth information as to each person owning of record, or who was known by the Company to own beneficially more than 5% of the Company's outstanding Common stock as of December 31, 2001, and information as to the ownership of the Company's Common stock, Preferred stock and Options by each director and named executive officer, and by the directors and executive officers as a group. Except as otherwise indicated, all shares are owned directly, and the persons named in the table have sole voting and investment power with respect to shares shown as beneficially owned by them.

Name and Address of             Nature of        Number of     Percent (2)
Benefical Owners (1)            Ownership       Shares Owned

Keith A. Guevara            Common Stock            2,748,108         11.76%
Chairman, President, CEO    Options                 3,125,000         13.37%
                            --------               ----------        -------
                            Total                   5,873,108         25.13%

Frank E. Layton             Common Stock              103,044          0.44%
Vice President, Financial   Common Stock(3)            23,181          0.10%
Relations                   Preferred Stock             4,027          0.02%
                            Options                   375,000          1.60%
                            --------               ----------        -------
                            Total                     505,252          2.16%

Kent Jasperson              Common Stock                5,542          0.02%
Chief Accounting Officer    Options                   218,750          0.94%
                            --------               ----------        -------
                            Total                     224,292          0.96%

Christopher Foley           Common Stock                4,287          0.02%
Vice President, Finance     Options                    62,500          0.27%
                            Total                      66,787          0.29%

Randy J. Steck              Common Stock                    0          0.00%
Chief Operating Officer     Options                    62,500          0.27%
                            --------               ----------        -------
Chief Technology Officer    Total                      62,500          0.27%

John J. Arego               Common Stock                9,750          0.04%
Director, Engineering       Options                    41,034          0.18%
                            --------               ----------        -------
                            Total                      50,784          0.22%

Louis N. Pozzuoli           Common Stock                6,075          0.03%
Vice President, Marketing   Common Stock(4)             1,250          0.01%
                            Options                    25,000          0.11%
                            --------               ----------        -------
                            Total                      32,325          0.15%

Hayden Felt                 Common Stock                    0          0.00%
Vice President, Sales       Options                    25,000          0.11%
                            --------               ----------        -------
                            Total                      25,000          0.11%

Andrew Boyd-Jones           Common Stock                    0          0.00%
Director, Board of          Options                         0          0.00%
                            --------               ----------        -------
Directors                   Total                           0          0.00%



All Executive Officers      Common Stock            2,876,806         12.31%
and Directors as a          Common Stock(5)            24,431          0.10%
Group (9 persons)           Preferred Stock             4,027          0.02%
                            Options                 3,934,784         16.84%
                            Warrants                        0          0.00%
                            --------               ----------        -------
                            Total                   6,840,048         29.27%


Principal Shareholder:

Neil D. Wright(6)           Common Stock            1,589,887          6.80%
                            Warrants-Class A           19,528          0.08%
                            Warrants-Class B           39,502          0.17%
                            --------               ----------        -------
                            Total                   1,648,917          7.05%

(1) Except as otherwise indicated, to the best knowledge of the Company, all stock is owned beneficially and of record by the indicated person, and each shareholder has sole voting and investment power.Unless otherwise indicated in these footnotes, the mailing address of each beneficial owner listed is 3676 W. California Ave., Bldg D., Salt Lake City, UT 84104.

(2)  The percentages shown are based on:

(a.) 16,025,046 shares of Common stock of the Company issued and outstanding as of December 31, 2001.
(b.) 4,315,410 Options for shares of Common stock of the Company issued and outstanding as of December 31, 2001. The percentages shown for options assume the exercise of all options held solely by that individual and a corresponding increase in the issued and outstanding common stock. All options of the Company are currently exercisable.
(c.) 53,847 shares of Preferred stock of the Company issued and outstanding as of December 31, 2001 convertible at the rate of 4.6875 shares common, totaling 252,408 common shares.
(d.) 2,773,034 warrants (all classes) of the Company issued and outstanding as of December 31, 2001. The conversion rate is one common share per warrant.
(e.) The percentage shown for total holdings assumes the exercise of all options and warrants, and the conversion of all shares of Preferred stock held by the individual and a corresponding increase in the issued and outstanding Common stock.
(f.) All calculations reflect the 5 for 4 stock split effective August 14, 2001.

(3) Mr. Layton has an indirect beneficial interest in 23,181 shares of Common stock of the Company for his daughter Emily Layton, a minor. The mailing address for Emily Layton is 462 Cliff Drive #6, Laguna Beach, California 92651.

(4) Mr. Pozzuoli has an indirect beneficial interest in 1,250 shares of Common stock of the Company for his son Anthony Pozzuoli, a minor. The mailing address for Anthony Pozzuoli is 775 West 1400 North, West Bountiful,
     Utah  84087.

(5) The total number of shares of Common stock of the Company owned by officers and directors of the Company with an indirect beneficial interest as described in (3) and (4) above.

(6) Mr. Wright is an accredited investor with beneficial interest as detailed above. His mailing address of record is PO Box 92035, Nashville, Tennessee 37209.


Item 5. Directors and Executive Officers, Promoters and Control Persons

       DIRECTORS AND EXECUTIVE OFFICERS, KEY EMPLOYEES AND CONSULTANTS

  As of December 31, 2001, the Company had 46 full time, 3 part time employees, and 12 temporary employees, and is managed by a Board of Directors consisting of three directors, two of which are employees of NBO. In addition, independent consultants sometimes perform services for NBO on as

"as needed" basis. All officers, key employees and consultants have entered into employment and confidential non-disclosure agreements with the Company. The following table sets forth certain information as of December 31, 2001 concerning the directors and executive officers, and key employees of the
Company:

                           Director,
                         Officer or Key
       Name        Age   Employee Since                Position
Keith A. Guevara    51  June 1994        Chairman of the Board, President
                                         and Chief Executive Officer
Randy J. Steck      45  March 2000       Chief Operating and Technology
                                         Officer & Director
Andrew Boyd-Jones   48  May 2001         Director
Kent Jasperson      52  July 1994        Chief Accounting Officer, Secretary
                                         and Treasurer
Frank E. Layton     50  June 1994        Vice President of Financial
                                         Relations
Christopher Foley   38  March 2001       Vice President-Finance
John J. Arego       43  September 1995   Director of Engineering
Hayden Felt         43  October 1999     Vice President-Sales
Louis N. Pozzuoli   42  September 1998   Vice President-Marketing

     Keith A. Guevara is the Company's founder and has been Chairman of the Board, President and Chief Executive Officer of the Company since its incorporation in June 1994. Mr. Guevara devotes his full-time efforts to the Company's business activities. He has over 23 years of combined sales, marketing and management experience. From October 1988 to the present, Mr. Guevara also has served as the President of Financial Capital Management, Inc. ("FCM"), an investment firm primarily in the business of trading commodities. FCM was incorporated in 1988 but has been inactive since June 1994, when Mr. Guevara decided to devote his full-time efforts to the Company's business activities. From April 15, 1994 to the present, Mr. Guevara has additionally served as the President of Internet Marketing Group, Inc. ("Internet"), a marketing firm of which he is the sole stockholder. Internet was incorporated in April 1994, but has been inactive since June 1994 when Mr. Guevara decided to devote his full-time efforts to the Company's business activities. In addition, Mr. Guevara owns FCM Trading Group, Ltd., a commodity trading advisory firm registered with the National Futures Association. Mr. Guevara is the registered and licensed principal of that company.

     Randy J. Steck joined the Company in March 2000 as Chief Operating and Technology Officer and a director. Mr. Steck brings 20 years of high tech engineering and management experience to the Company. Prior to NBO, Mr. Steck served as President of Racore Technology Corporation for two years, a privately owned designer and manufacturer of fiber optic Local Area Network equipment. Mr. Steck was one of the founding partners of Racore, where he held several positions in hardware/software product design, engineering management, and as director of its Salt Lake City operations. In addition,

Mr. Steck brings experience from his positions at IBM, as a military contractor, as a private consultant, and as one of the first 30 employees of Iomega during its start-up phase. Mr. Steck has a B.S. degree in Applied Physics, an M.S. degree in Electrical Engineering and an M.B.A. degree from Brigham Young University.

     Andrew Boyd-Jones has been a consultant with the Company since August 2000 and a member of the Company's Board of Directors since May 2001. Mr. Boyd-Jones has 25 years of investment banking and equity investment experience. Mr. Boyd-Jones founded and was CEO of Trenwith Securities, one of the premier middle market investment banking companies in the U.S. where he led over 300 mergers and acquisitions and corporate finance assignments resulting in combined transaction values of over $10 billion. Prior to his founding Trenwith Securities, Mr. Boyd-Jones led the leveraged buy-out team at Bankers Trust. Mr. Boyd-Jones received his BA from the University of Virginia and his MSc in Economics from the London School of Economics.

     Kent Jasperson has served as the Chief Accounting Officer of the Company since July 1994. On January 17, 1995, he was appointed as the Company's Secretary and Treasurer. Mr. Jasperson has over 15 years of experience as a financial officer in various business entities. From June 1990 to July 1994, he served as the Controller of KUTV, Inc. From March 1987 to June 1990, Mr. Jasperson was the corporate tax specialist for KUTV, Inc., where he was responsible for preparing federal and state tax returns in six states. From May 1981 to November 1986, Mr. Jasperson was the tax manager and internal auditor for Gibbons and Reed Construction Company. From June 1973 to December 1978, he was an accountant with the regional accounting firm of Whitaker, Lipp & Healea in Seattle, Washington. From January 1979 to May 1981, he was a partner in that accounting firm. He received his CPA certificate in 1974 and is a member of the American Institute of Certified Public Accountants and the Utah Association of Certified Public Accountants. Mr. Jasperson holds a B.S. degree in Accounting from Brigham Young University.

     Frank E. Layton has been the Vice President of Financial Relations of the Company since its incorporation in June 1994. Mr. Layton devotes his full-time efforts to the Company's business activities. He has been involved in the securities, real estate syndication and venture capital industries for more than ten years. In February 1986, he became Regional Vice President of Fox Capital Corp., a large real estate developer. In that capacity he was responsible for the capital formation and securities marketing for 10 western states. He also has experience in consulting in the venture capital industry and successfully arranged for the initial capitalization of $10 million for a startup company in the quick lube industry. From 1988 to 1994, Mr. Layton, while employed by various broker dealers, consulted in the real estate and telecommunications industries through his firm, Frank Layton & Associates. His consulting centered on capital formation for start up companies and sales training to regional sales firms that participated in this capital raising process.

     Christopher Foley joined the Company in March 2001 as Vice President of Finance, and at that time had 16 years of financial analysis and securities industry experience. Mr. Foley most recently owned his own investment management firm through an independent broker dealer catering to high net worth individuals, corporations, retirement plans and charitable endowments serving as Chief Investment Officer and Portfolio Manager for two years.

Prior portfolio management experience includes the positions of Vice President of Trust & Investment Management at Zion's First National Bank for three years, and Assistant Vice President at PNC Bank, NA, for three years. Mr. Foley has worked for several Fortune 100 companies in the financial analysis arena including General Electric, Johnson & Johnson, and American Express, and is also a US Navy veteran. Mr. Foley earned his Masters of Business Administration from Westminster College in Salt Lake City, and a Bachelor's degree in Business Management from the University of Cincinnati, with a minor in Information Systems.

     John J. Arego is the Company's Director of Engineering. Mr. Arego joined NBO in September 1995 as the Company's Senior Software Engineer. He has worked in software development for the Company since that time. Mr. Arego is skilled in systems development, database design, C and C++ programming and communications protocols. He began programming professionally in 1983 and has over 10 years management experience. Mr. Arego holds a B.S. degree in computer science from the University of Utah.

     Hayden Felt joined the Company in October of 1999 as Director of Sales. He has been Vice President of Sales since June 2000. He has over 20 plus years of retail experience, first starting his career with Carter Hawley Hale, a chain of department stores headquartered in California under the names of Broadway, Emporium and Weinstocks. While there Mr. Felt was responsible for the sales of Women's Soft Goods in the western U.S. Mr. Felt also was Director of Retail Sales for the Utah Jazz for two years, overseeing all 21 retail outlets and in addition all arena/event venues. Mr. Felt also served as a Director for Healthrider, Inc./Nordic Track USA for three years. His responsibilities included sales, marketing, and retail brand development. He has also served in a number of Utah/California merchant associations including President of Logan City Merchant Association, located in Logan, Utah. Mr. Felt received a Bachelor of Science degree from Utah State University in 1984.

     Louis N. Pozzuoli, Vice President of Marketing, has been with the Company since September 1998. Mr. Pozzuoli has over 20 years experience in advertising and marketing. His background includes advertising positions in the grocery industry, advertising agencies and inside advertising and marketing positions for Smith's Food and Drug Stores, Advo Systems, Safeway Stores, American Stores, Gillham Advertising, and Scopes Garcia-Carlisle Advertising. His expertise includes knowledge of advertising, design and production, including all types of printed material, billboard production, TV and radio production. Mr. Pozzuoli received a B.S. degree in Business Administration from University of Phoenix with an emphasis in marketing.

     All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors, or until death, resignation or removal. Officers serve at the discretion of the Board of Directors and under the terms of any employment agreement. Per the Bylaws of the Company, the Board of Directors makes decisions in lieu of a Compensation Committee or an Audit Committee, as the Board members are the same individuals that would comprise the Compensation Committee and the Audit Committee.

Item 6. Executive Compensation

     The following tables set forth certain summary information concerning the compensation paid or accrued for the Company's chief executive officer and each of its other executive officers that receive compensation in excess of $100,000 for the fiscal years ended March 31, 2001, 2000, and 1999.

                   Annual Compensation       Long Term Compensation
                                                 Awards      Payouts
                                             Restri-Securit-
Name and                              Other   cted    ies              All
Principal     Year    Salary   Bonus Annual  Stock  Underly-   LTIP   Other
Position                             Compen- Awards   ing    Payouts Compen-
                                     sation         Options          sation
Keith A.     31 Mar  $250,000   -0-    -0-    -0-     -0-      -0-     -0-
Guevara        01
Chairman/CEO
/President
             31 Mar   187,477   -0-    -0-    -0-     -0-      -0-     -0-
               00
             31 Mar   132,508   -0-    -0-    -0-     -0-      -0-     -0-
               99


Frank E.     31 Mar   120,000   -0-    -0-    -0-     -0-      -0-     -0-
Layton         01
Vice
President of
Financial
Relations
             31 Mar   104,746   -0-    -0-    -0-     -0-      -0-     -0-
               00
             31 Mar   84,405    -0-    -0-    -0-     -0-      -0-     -0-
               99


Randy J.     31 Mar   115,200   -0-    -0-    -0-     -0-      -0-     -0-
Steck          01
Chief
Operating
Officer/
Chief
Technology
Officer
             31 Mar   75,000    -0-    -0-    -0-     -0-      -0-     -0-
               00


Christopher  31 Mar   120,000   -0-    -0-    -0-     -0-      -0-     -0-
Foley          01
Vice
President of
Finance

     The following table describes the stock options granted to employees and directors during the fiscal year ended March 31, 2001. All calculations reflect the 5 for 4 split effective August 14, 2001.

                   Options/SAR Grants In Last Fiscal Year
                             (Individual Grants)

        Name           Number Of     Percent Of    Exercise Expiration Date
                       Securities       Total      Of Base
                       Underlying   Options/SARs    Price
                      Options/SARs   Granted To     ($/Sh)
                        Granted     Employees In
                                     Fiscal Year
Christopher Foley        62,500         19.5         4.40   March 31, 2011
Randy J. Steck           46,875         14.6         4.40   March 31, 2011
Hayden Felt              12,500          3.9         4.40   March 31, 2011

     The following table sets forth information concerning the exercise of options to acquire shares of the Company's Common Stock by the executive officers during the fiscal year ended March 31, 2001 as well as the aggregate number and value of unexercised options held by the executive
officers on March 31, 2001.   All calculations reflect the 5 for 4 split
effective August 14, 2001. The value of exercisable unexercised in-the-money options is calculated by multiplying the number of exercisable unexercised options by the August 16, 2001 Private Placement Memorandum offering price of $5.50, less the cost basis of the option which is the exercise price times the number of exercisable unexercised options.

  Aggregated Options/SAR Exercises in Last Fiscal Year and Fiscal Year-End
                             Options/SAR Values

                                Number of Securities     Value of Unexercised
                               Underlying Unexercised        In-the-Money
                             Options/SARs at March 31,     Options/SARs at
                                      2001($)             March 31, 2001(#)
             Shares
            Acquired  Value
               on     Real-  Exer-
            Exercise   ized   cise   Exercisa-  Unexer-               Unexer-
Name          (#)      ($)   Price      ble     cisable  Exercisable  cisable
Keith A.
Guevara       -0-      -0-    $0.35    312,500    -0-     $1,609,375    -0-
              -0-      -0-    $0.88  2,812,500    -0-    $12,993,750    -0-

Kent
Jasperson     -0-      -0-    $0.32     78,125    -0-       $404,688    -0-
              -0-      -0-    $0.80     78,125    -0-       $367,188    -0-
              -0-      -0-    $2.80     62,500    -0-       $168,750    -0-

Randy J.
Steck         -0-      -0-    $2.40     31,250    -0-        $96,875    -0-
              -0-      -0-    $4.40     15,625    -0-        $17,188    -0-

Andrew Boyd-
Jones         -0-      -0-      -0-        -0-    -0-        -0-        -0-

Frank E.
Layton        -0-      -0-    $0.32    312,500    -0-     $1,618,750    -0-
              -0-      -0-    $2.40     62,500    -0-       $193,750    -0-

Christopher
Foley         -0-      -0-    $4.40     62,500    -0-        $68,750    -0-

John J.
Arego         21,466  $6,869  $0.32     25,409    -0-       $131,619    -0-
              -0-      -0-    $2.80     15,625    -0-        $42,188    -0-

Louis N.
Pozzuoli      -0-      -0-    $2.40      9,375    -0-        $29,063    -0-
              -0-      -0-    $2.80      6,250    -0-        $16,875    -0-

Hayden Felt   -0-      -0-    $2.40     12,500    -0-        $38,750    -0-
              -0-      -0-    $4.40     12,500    -0-        $13,750    -0-


1997 Stock Option Plan

     The Company has adopted the 1997 Stock Option Plan (the "Plan") for officers, employees, directors and consultants of the Company, which became effective on January 22, 1997. The Plan initially authorized the granting of stock options ("Plan Options") to purchase an aggregate of not more than 1,250,000 shares of the Company's Common Stock. On January 23, 1997, options for 1,195,313 shares were granted. On July 15, 1997 the Company's shareholders approved an amendment to the Plan to increase the number of shares of Common Stock reserved for issuance under the Plan by an aggregate of 3,437,500 shares, bringing the total number of shares authorized to be issued to 4,687,500. As of December 31, 2001, 124,591 options have been exercised and 247,499 options are available for grant. A total of 4,315,410 options are granted and outstanding. All calculations reflect the 5 for 4 split effective August 14, 2001.

     The Plan is administered by the Board of Directors who select the persons to whom options will be granted and will determine, subject to the terms of the Plan, the number, exercise, and other provisions of such options. Options granted under the Plan will become exercisable at such times as may be determined by the Board of Directors.

     Plan Options may be either incentive stock options ("ISOs"), as such term is defined in the Internal Revenue Code, or non-ISOs. ISOs may only be granted to persons who are employees of the Company. Non-ISOs may be granted to any person, including, but not limited to, employees of the Company, independent agents, and consultants, as the Board of Directors or the Compensation Committee, as the case may be, believes has contributed, or will contribute, to the success of the Company. The Board of Directors or the Compensation Committee as the case may be, shall determine the exercise price of options granted under the Plan, provided that, in the case of ISOs, such price may not be less than 100% (110% in the case of ISOs granted to holders of 10% or more of voting power of the Company's stock) of the fair market value (as defined in the Plan) of the Common Stock on the date of grant. The aggregate fair market value (determined at the time of option grant) of stock with respect to which ISOs become exercisable for the first time in any year cannot exceed $100,000.

     Plan Options are evidenced by a written agreement containing the terms described above which are applicable and such other terms and conditions consistent with the Plan as the Board of Directors may impose. The term of each Plan Option shall not be more than 10 years (five years in the case of ISOs granted to holders of 10% or more of the voting power of the Company's stock) from the date of grant. The Board of Directors has a right to amend, suspend or terminate the Plan at any time; provided, however, that unless ratified by the Company's stockholders, no amendment or change in the Plan will be effective which would increase the total number of shares which may be issued under the Plan, materially increase the benefits accruing to persons granted under the Plan or materially modify the requirements as to eligibility and participation in the Plan. No amendment, supervision or termination of the Plan shall, without the consent of an employee to whom an option shall heretofore have been granted, affect the rights of such employee under such option.

     Plan Options have been subsequently granted to award certain officers and key employees who have been employed by the Company and to help the Company retain these officers and key employees by providing them with additional incentives to contribute to the success of the Company.

Item 7. Certain Relationships and Related Transactions

     In the nine months ended December 31, 2001, the Company borrowed a total of $62,500 from Keith A. Guevara to cover on-going operating expenses. The loans are payable on demand. They bear no interest and Mr. Guevara has received no other consideration for the loans. Mr. Guevara will not demand repayment of the loans until the Company is in a financial position to repay it without adversely affecting the operations of the Company. There have not been any other affiliate related transactions.

Item 8. Description of Securities.

     As of December 31, 2001 the authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $.0005 par value per share and 1,000,000 shares of Preferred Stock, $1.00 par value per share. The following description of the Company's capital stock is qualified in all respects by reference to the Company's Certificate of Incorporation.

     Common Stock. As of December 31, 2001, there were 16,025,046 shares of Common Stock issued and outstanding, including the adjustment for the 5 for 4 stock split effective August 14, 2001. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors in its discretion out of funds legally available therefore. Upon liquidation or dissolution of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and payments to preferred stockholders. Holders of Common Stock have no right to convert their Common Stock into any other securities. The Common Stock has no cumulative voting, preemptive or subscription rights and is not subject to any future calls. There are no redemption or sinking fund provisions applicable to the shares of Common Stock. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.

     Preferred Stock. As of December 31, 2001, there were 53,847 shares of Preferred Stock issued and outstanding. The Company's Board of Directors has authorized the issuance of a total of 1,000,000 shares of Preferred Stock. Each outstanding share of Preferred Stock is convertible at any time into shares of Common Stock at a rate of 4.68750 shares of Common Stock for each share of Preferred Stock, which has been adjusted for the 5 for 4 stock split effective August 14, 2001. The shares shall be automatically converted into Common Stock, however, upon the initial closing of a public offering of the Company's Common Stock. The Company may, at its sole option, at any time, redeem all of the then outstanding shares of Preferred Stock at any time after August 21, 1997, upon 30 days notice, at a price of $2.20 per share, plus accrued and unissued stock dividends, if any. If the Company is successful in completing a public offering, the Company will register the shares of Common Stock the holders will receive upon the exercise of their conversion rights. The holders of shares of Preferred Stock are entitled to preferred stock dividends at the rate of 10% per share of Preferred Stock per annum, issuable on or before August 31st of each year, commencing August 31, 1997. In the event of any liquidation, dissolution or winding-up of the Company, the holders of shares of Preferred Stock are entitled to receive, in preference to, any distribution of any of the assets or surplus funds of the Company to the holders of shares of Common Stock or any other stock of the Company ranking on liquidation junior or subordinate of the Preferred Stock, an amount equal to $1.00 per share, plus accrued and unissued stock dividends, if any. Holders of shares of Preferred Stock have no voting rights.

     Class A Warrants. As of December 31, 2001, there are 1,010,672 Class A Warrants issued and outstanding, including the adjustment for the 5 for 4 stock split effective August 14, 2001. Each Class A Warrant entitles the registered holder thereof to purchase one share of the Company's Common Stock at an exercise price of $2.40 per share during the period between the end of the 12th month and before the end of the 24th month after the completion date of an initial public offering of the Company's Common Stock. Class A Warrants may be exercised by surrendering to the Company the Class A Warrants and the payment of the exercise price in United States funds in cash or by certified or bank check. Unless extended by the Company at its discretion, the Class A Warrants will expire at 5:00 p.m., Salt Lake City, Utah time at the end of the 24th month after the completion of an initial public offering of the Company's Common Stock. In the event a holder of Class A Warrants fails to exercise the Class A Warrants prior to their expiration, the Class A Warrants will expire and the holder thereof will have no further rights with respect to the Class A Warrants. The Class A Warrants will be callable by the Company at such time as the common shares have been trading at a price equal to or above $2.40 for a period of 30 consecutive trading days on the Nasdaq SmallCap Market or an established exchange. A holder of Class A Warrants will not have any rights, privileges or liabilities as a stockholder of the Company prior to exercise of the Class A Warrants. The Company is required to keep available a sufficient number of authorized shares of Common Stock to permit the exercise of the Class A Warrants.

     Class B Warrants. As of December 31, 2001, there are 734,075 Class B Warrants issued and outstanding, including the adjustment for the 5 for 4 stock split effective August 14, 2001. Each Class B Warrant entitles the registered holder thereof to purchase one share of the Company's Common Stock at an exercise price of $4.00 per share. Class B Warrants may be exercised by surrendering to the Company the Class B Warrants and the payment of the exercise price in United States funds in cash or by certified or bank check. Unless extended by the Company at its discretion, the Class B Warrants will expire four years after issuance. In the event a holder of Class B Warrants fails to exercise the Class B Warrants prior to their expiration, the Class B Warrants will expire and the holder thereof will have no further rights with respect to the Class B Warrants. The Class B Warrants will be callable by the Company at such time as the Common Stock has been trading at a price equal to or above $4.00 for a period of 30 consecutive business days on the

Nasdaq SmallCap Market or an established exchange ending within 15 days of the date of redemption. A holder of Class B Warrants will not have any rights, privileges or liabilities as a stockholder of the Company prior to exercise of the Class B Warrants. The Company is required to keep available a sufficient number of authorized shares of Common Stock to permit the exercise of the Class B Warrants.

     Other Warrants. (All figures have been adjusted for the 5 for 4 stock split effective August 14, 2001). Pursuant to the Company's April 7, 1999 private offering, Tradeway Securities was the placement agent and for providing such services received warrants to purchase 649,913 shares of Common Stock at an exercise price of $2.64 per share. In connection with the April 7, 1999 private offering, Russell M. Frandsen also provided services and for such services received warrants to purchase 95,277 shares of Common Stock at an exercise price of $2.64 per share. In connection with two note agreements, Francis Patrick Burke has received warrants to purchase a total of 180,000 shares of Common Stock at an exercise price of $4.40 per share. In connection with a note agreement, CLG, Inc. has received warrants to purchase 39,063 shares of Common Stock at $2.40 per share. In connection with a note agreement, Lisa Ann Leonard has received warrants to purchase a total of 2,159 shares of Common Stock at $4.40 per share.

     Options. In connection with an Independent Contractor Agreement, dated June 20, 2000, Gerald Seymour Linder, M.D. was granted 25,005 non-qualified stock options to purchase NBO Common Stock at an exercise price of $4.40 per share, with an expiration date of December 20, 2003.

                                   PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     There is no public trading market for the Company's shares.

     As of March 19, 2002, the Company had approximately 701 holders of shares of common stock known to it.

     The Company has not declared or paid cash dividends on the common stock in the past two fiscal years or in any subsequent period. The Company does not anticipate paying dividends on the common stock in the foreseeable future.

Item 2. Legal Proceedings.

     On February 27, 2001 the Company received a letter from a law firm representing Ricardo Miranda, alleging a violation of termination of Mr. Miranda according to language in an Employment Agreement between the former employee and the Company. Mr. Miranda was an employee and Chief Financial Officer for NBO from October 18, 1999 until his termination date of February 2, 2001.

     The letter states that the Employment Agreement provides an initial three-year term and alleges that the termination of Mr. Miranda prior to this date is a breach of the Employment Agreement. Accordingly, they are asserting that Mr. Miranda is owed in excess of $180,000, a combination of compensation through the term of the Agreement and other miscellaneous benefits such as medical/dental insurance, etc.

     According to conditions in the Employment Agreement, a resolution to this complaint would be handled by Arbitration by the American Arbitration Association. In January 2002, the Arbitration Hearing was completed. Counsel to both parties were to provide a legal summary within 30 days of the completed hearing date and the Arbitrators have 30 days to either respond with additional questions or render their decision regarding the outcome of the litigation.

     Other than the threatened litigation by Ricardo Miranda, the Company is not a party to any threatened or pending legal proceedings which, if adversely determined, would have an adverse material effect on the Company or its business.
Item 3. Changes in and Disagreements with Accountants.

None.

Item 4. Recent Sales of Unregistered Securities.

      Within the past three-plus years, the Company has issued the following securities without registering the securities under the Securities Act. All figures are adjusted to reflect the 5 for 4 stock split effective August 14, 2001.

     April 30, 1997 the Company issued 5,000 common shares and warrants to purchase 39,063 common shares at an exercise price of $2.40 per share to a plaintiff in a negotiated settlement to a lawsuit. The share certificate bears a legend indicating that the shares are restricted securities and that the transfer of the shares is restricted and may only be resold in accordance with applicable laws and regulations. The Company gave stop transfer instructions to the transfer agent to prevent the transfer of restricted securities. The Company relied on the exemption from registration provided by
Section 4(2) of the Securities Act of 1933, as amended.

     December 9, 1997, through March 31, 1999. The Company issued units consisting of one share of common stock and one class B warrant to purchase one share of common stock. The units were issued at $3.00 per unit. The gross proceeds of the offering amounted to $2,202,176. The Company issued 734,059 common shares and 734,059 class B warrants. The Company issued these securities directly and did not engage an underwriter. The Company paid no commissions in connection with the sale of these securities. The Company sold the securities to 116 accredited investors as that term is defined in Regulation D promulgated by the Securities and Exchange Commission. The Company relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Regulation D. The Company complied with all the requirements of Regulation D pertaining to Rule 506, including, without limitation, the following: ascertaining the accredited status of each purchaser, placing restrictive legends on the securities, giving stop transfer instructions to the transfer agent to prevent the transfer of restricted securities, assuring that no public solicitation occurred, restricting the use of a Private Placement Memorandum, and prominently disclosing on all offering materials that the Company offered the securities only in a private offering under Regulation D, Rule 506.

     April 7, 1999, through March 7, 2000. The Company issued shares of common stock at $2.40 per share. The gross proceeds of the offering amounted to $7,798,938. The Company issued 3,456,524 common shares. The Company issued some of these shares directly and engaged Tradeway Securities Group Inc. in the sale of the majority of these shares. The Company paid commissions, fees and expenses totaling 14% in connection with the sale of these securities through Tradeway Securities Group, Inc. In addition, the Company issued warrants to purchase 745,186 shares at $2.64 per share. The Company sold the securities to 118 accredited investors as that term is defined in Regulation D promulgated by the Securities and Exchange Commission. The Company relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Regulation D. The Company, working together with Tradeway Securities Group Inc., complied with all the requirements of Regulation D pertaining to Rule 506, including, without limitation, the following: ascertaining the accredited status of each purchaser, placing restrictive legends on the securities, giving stop transfer instructions to the transfer agent to prevent the transfer of restricted securities, assuring that no public solicitation occurred, restricting the use of a Private Placement Memorandum, and prominently disclosing on all offering materials that the Company offered the securities only in a private offering under Regulation D.

     April 27, 2000, through October 19, 2000. The Company issued shares of common stock at $4.40 per share. The gross proceeds of the offering amounted to $2,309,461. The Company issued 524,878 common shares. The Company did not pay commissions in connection with the sale of these securities. The Company sold the securities to 33 accredited investors as that term is defined in Regulation D promulgated by the Securities and Exchange Commission. The Company relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Regulation D. The Company complied with all the requirements of Regulation D pertaining to Rule 506, including, without limitation, the following: ascertaining the accredited status of each purchaser, placing restrictive legends on the securities, giving stop transfer instructions to the transfer agent to prevent the transfer of restricted securities, assuring that no public solicitation occurred, restricting the use of a Private Placement Memorandum, and prominently disclosing on all offering materials that the Company offered the securities only in a private offering under Regulation D, Rule 506.

     November 1, 2000, through July 30, 2001. The Company issued 497,896 shares of common stock at $4.40 per share. The gross proceeds of the offering amounted to $2,010,569. The Company did not pay commissions in connection with the sale of these securities. The Company issued 40,949 shares of common stock and warrants to purchase 2,159 shares of common stock as a finders fee.

The Company sold the securities, including stock and warrants, to accredited investors as that term is defined in Regulation D promulgated by the Securities and Exchange Commission. The Company relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Regulation D. The Company complied with all the requirements of Regulation D pertaining to Rule 506, including, without limitation, the following: ascertaining the accredited status of each purchaser, placing restrictive legends on the securities, giving stop transfer instructions to the transfer agent to prevent the transfer of restricted securities, assuring that no public solicitation occurred, restricting the use of a Private Placement Memorandum, and prominently disclosing on all offering materials that the Company offered the securities only in a private offering under Regulation D, Rule 506.

     August 16, 2001, through March 8, 2002. The Company issued 41,226 shares of common stock at $5.50 per share. The gross proceeds of the offering were $226,743. In addition, as part of an incentive rights offering to shareholders only, the Company issued 35,636 shares of common stock at $2.75 per share for a total of $97,999. An equivalent number of shares were redeemed from the president, Keith A. Guevara, the Company's chairman and single largest stockholder for the same price per share, in accordance with Supplement 1 of the August 16, 2001 private placement memorandum. However, Mr. Guevara did not receive any payment from the Company. In lieu of payment, the Company issued an unsecured note in the amount of $97,999 to pay the redemption amount at a time determined in the future by the Board of Directors when the Company is in a financial position to pay the redemption price without adversely affecting the Company. The purpose of the redemption from Mr. Guevara and subsequent issue of shares at $2.75 per share was to provide the Company liquidity without diluting other shareholders of the Company who had paid a higher price per share. The Company did not pay commissions in connection with the sale of these securities. The Company sold the securities, including stock and warrants, to 7 accredited investors as that term is defined in Regulation D promulgated by the Securities and Exchange Commission. The Company shall rely upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Regulation D. The Company shall comply with all the requirements of Regulation D pertaining to Rule 506, including, without limitation, the following: ascertaining the accredited status of each purchaser, placing restrictive legends on the securities, giving stop transfer instructions to the transfer agent to prevent the transfer of restricted securities, assuring that no public solicitation occurred, restricting the use of a Private Placement Memorandum, and prominently disclosing on all offering materials that the Company offered the securities only in a private offering under Regulation D, Rule 506.

     July 27, 1998, through December 31, 2001. The Company issued incentive stock options that have been fully exercised to purchase 124,591 shares of common stock to various employees who are natural persons in connection with bona fide services rendered to the Company. The services rendered were not in connection with the offer or sale of securities in a capital raising transaction and were not for the purpose of directly or indirectly promoting or maintaining a market for the shares. These options and the underlying shares had a total value at the time of issuance of less than $1,000,000. The shares were issued pursuant to written compensation agreements or written stock option plan. Each share certificate bears a legend indicating that the shares are restricted securities and that the transfer of the shares is restricted and may only be resold in accordance with applicable laws and regulations. The Company gave stop transfer instructions to the transfer agent to prevent the transfer of restricted securities. The Company provided to the employees and consultants a written description of the compensation or benefit plan. The Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and on Rule 701 promulgated by the Securities and Exchange Commission.

     The Company borrowed money from nine existing shareholders, all of whom are accredited investors. The total amount of the borrowed funds amounted to $1,980,750. In connection with these loans, the Company issued 251,186 shares of common stock, and warrants to purchase 241,875 shares of common stock. The Company relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Regulation D. The Company complied with all the requirements of Regulation D pertaining to Rule 506, including, without limitation, the following: ascertaining the accredited status of each purchaser, placing restrictive legends on the securities, giving stop transfer instructions to the transfer agent to prevent the transfer of restricted securities, assuring that no public solicitation occurred, providing the information and the opportunity for obtaining information to the accredited investors, and prominently disclosing on all offering materials that the Company offered the securities only in a private offering under Regulation D, Rule 506.

     July 31, 1997, through December 31, 2001. The Company issued 20,097 shares of preferred stock as stock dividends on previously issued preferred stock. This issuance did not constitute a sale because the recipients did not pay any consideration and did not make any election either to receive the shares or to receive other payment.

Item 5. Indemnification of Directors and Officers.

     Certain Provisions of Certificate of Incorporation. The Company's Articles of Incorporation provide that, to the fullest extent permitted by law, its directors shall not be liable to the Company or its stockholders for any action taken or any failure to take action, as a director. This provision is intended to allow the Company's directors the benefit of the Maryland law, which provides that directors of Maryland corporations may be relieved of monetary liability for actions or failure to take any action as a director, except (1) to the extent that it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property, or services actually received; or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

     Under the Bylaws of the Company, the Company may indemnify a director to the maximum extent permitted by Maryland law. The Company may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that: (i) the act or omission of the director was material to the matter giving rise to the proceeding; and (1) was committed in bad faith; or (2) was the result of active and deliberate dishonesty; or
(ii) the director actually received an improper personal benefit in money, property, or services; or (iii) In the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. Indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding. However, if the proceeding was one by or in the right of the Company, indemnification may not be made in respect of any proceeding in which the director shall have been adjudged to be liable to the Company.

     A director is entitled to mandatory indemnification if the director was successful, on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue, or matter in the proceeding, to which the director was a party because the director was a director of the Company, against reasonable expenses incurred by the director in connection with the proceeding or claim. In addition, a director is entitled to an advancement of expenses in connection with claims against the director if the director furnishes a statement in good faith that the director is entitled to indemnification. The Company has purchased liability insurance on behalf of the directors and officers of the Company against liability asserted against the directors and officers arising out of their status as directors or officers, whether or not the Company itself is obligated or empowered to indemnify the directors and officers.

     Indemnification Agreements. The Company has entered into indemnification agreements with its officers and directors. Such indemnification agreements provide that the Company will indemnify its officers and directors ("Indemnitee") against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement arising out of threatened, pending or completed legal action against any Indemnitee to the fullest extent permitted by the state of Maryland if the Indemnitee acted in good faith, in a manner the Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Company and, in the case of any criminal proceeding, the Indemnitee had no reasonable cause to believe his or her conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                  PART III

Item 1. Index to Exhibits.

     (b) The exhibits required by Part III of Form 1-A are set forth below. Exhibit Number (6) a. through l. are incorporated by reference to Form 10SB filed August 2, 2001. Exhibit Number (2) a. through c. are incorporated as part of this amendment. Exhibit Number (6) m. and n. are incorporated as part of this amendment.

EXHIBIT INDEX

Number      Description                                              Date
(2)    a.   Articles of Incorporation in the State of Maryland.     1/30/02
       b.   Articles of Merger.                                     1/29/02
       c.   Bylaws of NBO Systems, Inc.
(6)    a.   Services Agreement between WILDCARD SYSTEMS, INC., a    3/20/01
            Florida corporation, and NBO, Inc.
       b.   INTERNET GIFT CARD(S) AGREEMENT between NBO, Inc., and  8/4/00
            GMRI, Inc.
       c.   Warrant Agreement                                       11/8/95
       d.   Stock Option Plan and Agreement                         1/22/97
       e.   The Rouse Company Standard Mall Agreement                2000
       f.   Urban Retail Properties Standard Mall Agreement          2000
       g.   JP Realty Inc. Standard Mall Agreement                   1999
       h.   Independent Malls Standard Mall Agreement               8/21/00
       i.   Value-Added Reseller Agreement between GEMPLUS           1998
            Corporation and NBO, INC.
       j.   Standard Gift Certificate Participation Agreement        1999
       k.   CONTRACT SERVICES AGREEMENT between Neighborhood Box    4/11/00
            Office, Inc., and Smith's Food and Drug Centers, Inc.
       l.   Advertising and Promotions Agreement between eBay       6/2001
            Inc., and Neighborhood Box Office
       m.   Bayer Properties Standard Mall Agreement                 2001
       n.   Prime Retail Standard Mall Agreement                     2001
(10)   a.   Consent of Independent Auditors,
            Grant Thornton & Co. LLP                                3/20/01


Item 2. Description of Exhibits.

                                 SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NBO Systems, INC.

By /s/    Keith A. Guevara
     Keith A. Guevara                             April 16, 2002
     Chairman/President/CEO


     /s/ Kent Jasperson
     Kent Jasperson                               April 16, 2002
     Chief Accounting Officer


     /s/ Christopher Foley
     Christopher Foley                            April 16, 2002
     Vice President of Finance

Part F/S

                      NBO SYSTEMS, INC. AND SUBSIDIARY

                        INDEX TO FINANCIAL STATEMENTS

                                                                       Page
Consolidated Financial Statements

  Report of Independent Certified Public Accountants                     F-1

  Consolidated Balance Sheets as of March 31, 2001 and 2000              F-2

  Consolidated Statements of Operations for the Years Ended
    March 31, 2001 and 2000                                              F-4

  Consolidated Statements of Stockholders' Equity (Deficit)
    for the Years Ended March 31, 2001 and 2000                          F-5

  Consolidated Statements of Cash Flows for the Years Ended
    March 31, 2001 and 2000                                              F-6

  Notes to Consolidated Financial Statements                             F-9


Condensed Consolidated Financial Statements

  Balance Sheets as of December 31, 2001 (unaudited)
    and March 31, 2001                                                  F-29

  Statements of Operations for the Three Months and
    Nine Months Ended December 31, 2001 (unaudited)
    and 2000 (unaudited)                                                F-31

  Statement of Stockholders' Deficit for the Nine Months
    Ended December 31, 2001 (unaudited)                                 F-32

  Statements of Cash Flows for the Nine Months Ended
    December 31, 2001 (unaudited) and 2000 (unaudited)                  F-33

  Notes to Condensed Consolidated Financial Statements
    (unaudited)                                                         F-35

                            REPORT OF INDEPENDENT
                        CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors and Stockholders of NBO, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of NBO, Inc. and Subsidiary, as of
March 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NBO, Inc. and Subsidiary, as of March 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern. The Company's continuation is dependent on its ability to generate sufficient cash flows to meet its obligations and sustain its operations. Management's plans in regard to these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                        /s/Grant Thornton LLP

Salt Lake City, Utah
June 1, 2001 (except for Note R for
  which the date is July 27, 2001)

                          NBO, Inc. and Subsidiary

                      CONSOLIDATED FINANCIAL STATEMENTS

                         CONSOLIDATED BALANCE SHEETS

                                  March 31,

                                   ASSETS

                                                       2001          2000
CURRENT ASSETS
Cash                                                $     7,866  $    462,361
Restricted cash (Note C)                             10,438,926     5,028,325
Accounts receivable, net of allowance for
uncollectible accounts of $5,000 in 2001 and
$1,975 in 2000                                          133,258       149,899
Employee advances                                         1,667        22,521
Inventory                                                19,141         8,034
Prepaid expenses                                         59,231        21,041
                                                    -----------   -----------
Total current assets                                 10,660,089     5,692,181


PROPERTY AND EQUIPMENT, NET (Notes D and J)           1,646,380       809,940



OTHER ASSETS
Trademarks, net                                           9,431         6,509
Other assets and deposits (Notes E and J)               536,968       620,074
                                                    -----------  ------------
                                                        546,399       626,583
                                                    -----------  ------------
                                                    $12,852,868  $  7,128,704
                                                    ===========  ============

The accompanying notes are an integral part of these statements.

                          NBO, Inc. and Subsidiary

                         CONSOLIDATED BALANCE SHEETS

                                  March 31,


               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                   2001            2000
CURRENT LIABILITIES
  Gift certificates payable (Note C)         $   10,438,926  $     5,028,325
  Customer deposits (Note G)                              -           30,000
  Accounts payable                                  461,584          297,947
  Accrued liabilities (Note H)                      336,387          201,257
  Unsecured loan (Note G)                                 -           50,000
  Notes to stockholders (Note I)                  1,554,065          610,891
  Notes to officer (Note O)                         250,000          250,000
  Current maturities of long-term
obligations (Note J)                                 66,138           86,930
                                                -----------      -----------
     Total current liabilities                   13,107,100        6,555,350
LONG-TERM LIABILITIES
  Long-term obligations, less current
maturities (Note J)                                       -           66,138
  Deferred gain (Note J)                              5,000           12,499
                                                -----------      -----------
                                                 13,112,100        6,633,987
COMMITMENTS AND CONTINGENCIES (Note P)                    -                -
STOCKHOLDERS' EQUITY (DEFICIT)
(Notes I, L and N)
  Capital stock
   Convertible redeemable preferred stock, par
value $1.00; authorized 1,000,000 shares;
issued and outstanding 48,952 and 44,500
shares at 2001 and 2000, respectively
                                                     48,952           44,500
   Common stock, par value $0.0005; authorized
20,000,000 shares; 12,486,809 and 11,698,915
shares issued and outstanding at 2001 and
2000, respectively
                                                      6,243            5,849
                                                -----------      -----------
                                                     55,195           50,349
  Subscriptions receivable                         (17,900)         (17,900)
  Additional paid-in capital                     18,963,797       14,229,277
  Accumulated deficit                          (19,260,324)     (13,767,009)
                                                -----------      -----------
   Total stockholders' equity (deficit)           (259,232)          494,717
                                                -----------      -----------
                                             $   12,852,868  $     7,128,704
                                                ===========      ===========

      The accompanying notes are an integral part of these statements.

                          NBO, Inc. and Subsidiary

                    CONSOLIDATED STATEMENTS OF OPERATIONS

                            Year ended March 31,

                                                      2001          2000
Revenues (Notes B, P and Q)
Sale of third party gift certificates            $     147,585  $          -
Convenience fees earned from customers                  56,955        69,361
Merchant fees earned from retailers                     78,968        20,177
Equipment and software income                           32,900        48,708
Interest on restricted cash (Note C)                   372,980       114,812
                                                 -------------  ------------
                                                       689,388       253,058
Operating expenses
Personnel                                            2,749,244     1,732,117
Legal and accounting                                   106,452        84,682
Rent                                                   301,428       173,880
Office                                                 456,554       304,831
Consulting                                             120,119       137,800
Selling                                                623,335       492,896
Travel                                                 118,462       121,799
Bad debts                                               22,036        93,643
Marketing                                               52,807        70,510
Depreciation and amortization                          255,519       111,228
Miscellaneous                                           44,680        22,116
                                                 ------------- -------------
                                                     4,850,636     3,345,502
                                                 ------------- -------------
Operating loss                                     (4,161,248)    (3,092,444)
                                                 ------------- -------------
Other income (expense)
Interest expense (Note I)                          (1,210,854)      (346,815)
Interest income                                         34,160        29,387
Abandoned offering costs                                     -             -
Loss on disposal of other assets, and
 property and equipment                               (94,508)      (106,710)
Equity in net income of investment (Note F)                  -           871
Gain on sale of investment (Note F)                          -        82,003
Other income                                            30,958             -
                                                -------------- -------------
                                                   (1,240,244)      (341,264)
                                                -------------- -------------
NET LOSS                                        $  (5,401,492) $  (3,433,708)
                                                ============== =============
Net loss per common share - basic and diluted
  (Note M)                                      $       (0.45) $       (0.34)
                                                ============== =============
Weighted-average number of common shares
  outstanding - basic and diluted (Note M)          12,267,873    10,286,951
                                                ============== =============

      The accompanying notes are an integral part of these statements.

                          NBO, Inc. and Subsidiary

          CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                 For the years ended March 31, 2001 and 2000

                                      Preferred stock       Common stock
                                    Number of             Number
                                      shares    Amount   of shares   Amount
Balance at April 1, 1999               40,453   $40,453   8,926,194  $ 4,463
Preferred stock dividends (Note L)      4,047     4,047           -        -
Common stock issued for (Notes I
and L)
  Services                                  -         -     165,573       83
  Cash (net of issuance costs of
$1,347,811)                                 -         -   2,607,148    1,303
Stock options issued for services           -         -           -        -
(Note N)
Net loss                                    -         -           -        -
                                     --------   -------  ----------  -------
Balance at March 31, 2000              44,500    44,500  11,698,915    5,849
Preferred stock dividends (Note L)      4,452     4,452           -        -
Common stock issued for (Notes I, L
and N)
  Note payable                              -         -      83,636       42
  Services                                  -         -      32,759       16
  Payment of interest                       -         -       9,464        5
  Cash (net of issuance costs of
$458,431)                                   -         -     662,035      331
Interest expense recognized on
beneficial conversion features on
notes payable (Note I)                      -         -           -        -
Common stock options and warrants
issued for services and
compensation (Note N)                       -         -           -        -
Stock warrants issued for interest
(Notes G, I and N)                          -         -           -        -
Net loss                                    -         -           -        -
                                     --------   -------  ----------  -------
Balance at March 31, 2001              48,952   $48,952  12,486,809  $ 6,243
                                     ========   =======  ==========  =======

       The accompanying notes are an integral part of this statement.


                          NBO, Inc. and Subsidiary

          CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                 For the years ended March 31, 2001 and 2000
                                 (CONTINUED)

                        Subscript
                          ions     Additional
                        receivabl   paid-in       Accumulated
                            e       capital         deficit         Total
Balance at April 1,      (17,900)   $7,124,530    $(10,287,773)  $(3,136,227)
1999
Preferred stock
dividends (Note L)                      41,481         (45,528)             -
Common stock issued for
(Notes I and L)
  Services                             502,636                -       502,719
  Cash (net of issuance
costs of $1,347,811)                 6,452,830                -     6,454,133
Stock options issued
for services (Note N)                  107,800                -       107,800
Net loss                                     -      (3,433,708)   (3,433,708)
                         --------   ----------   --------------  ------------
Balance at March 31,
2000                     (17,900)   14,229,277     (13,767,009)       494,717
Preferred stock
dividends (Note L)              -       87,371         (91,823)             -
Common stock issued for
(Notes I, L and N)
  Note payable                  -      219,958                -       220,000
  Services                      -      180,159                -       180,175
  Payment of interest           -       52,045                -        52,050
  Cash (net of issuance
costs of $458,431)              -    3,217,919                -     3,218,250
Interest expense
recognized on
beneficial conversion
features on notes
payable (Note I)                -      792,395                -       792,395
Common stock options
and warrants issued for
services and
compensation (Note N)           -       82,498                -        82,498
Stock warrants issued
for interest (Notes G,
I and N)                        -      102,175                -       102,175
Net loss                        -            -      (5,401,492)   (5,401,492)
                          -------   ----------   --------------  ------------
Balance at March 31,
2001                     (17,900)  $18,963,797    $(19,260,324)    $(259,232)
                          =======  ===========   ==============  ============

       The accompanying notes are an integral part of this statement.
                                     F-5

                          NBO, Inc. and Subsidiary

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                            Year ended March 31,


                                                         2001           2000
Increase (decrease) in cash
  Cash flows from operating activities
   Net loss                                   $  (5,401,492)  $  (3,433,708)
   Adjustments to reconcile net loss to net
    cash used in operating activities
     Depreciation and amortization                   255,519         111,228
     Gain on sale of investment                            -        (82,003)
     Equity in income of investment                        -           (871)
     Abandoned offering costs                              -               -
     Loss on disposal of other assets, and
      property and equipment                          94,508         106,710
     Bad debt expense                                 22,036          93,643
     Common stock options and warrants issued
      for services and compensation                   82,498         107,800
     Common stock warrants issued for
      interest                                       102,175               -
     Interest expense recognized on
      beneficial conversion features on notes        792,395               -
      payable
     Common stock issued for services                180,175         502,719
     Common stock issued for interest                 52,050               -
     Amortization of prepaid interest on
      loans                                           96,720               -
     Changes in assets and liabilities
      Accounts receivable                            (5,395)       (233,110)
      Employee advances                               20,854        (21,633)
      Inventory                                     (11,107)         (8,034)
      Prepaid expenses, other assets and           (493,627)       (580,282)
       deposits
      Accounts payable                               163,637          71,719
      Accrued liabilities                            135,130     (1,008,171)
                                                  ----------      ----------
       Total adjustments                           1,487,568       (940,285)
                                                  ----------      ----------
       Net cash used in operating activities     (3,913,924)     (4,373,993)
                                                  ----------      ----------
  Cash flows from investing activities
   Purchase of property and equipment              (655,015)       (610,751)
   Proceeds from sale of equity investment                 -         219,593
   Contribution to investment                              -        (21,826)
                                                  ----------      ----------
       Net cash used in investing activities       (655,015)       (412,984)
                                                  ----------      ----------

                                 (Continued)

                          NBO, Inc. and Subsidiary

              CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

                            Year ended March 31,


                                                    2001            2000
  Cash flows from financing activities
   Principal payments on unsecured loan             (30,000)               -
   Proceeds from long-term obligations                     -               -
   Principal payments on long-term
    obligations                                     (86,930)        (71,521)
   Proceeds from sale of common stock              3,218,250       6,454,133
   Deferred offering costs                                 -               -
   Proceeds from notes to officer                     20,000               -
   Payments on notes to officer                     (20,000)        (19,531)
   Proceeds from loans to stockholders             1,035,450               -
   Principal payments on notes to
    stockholders                                    (22,326)     (1,149,468)
                                                  ----------      ----------
     Net cash provided by financing
      activities                                   4,114,444       5,213,613
                                                  ----------      ----------
     Net increase (decrease) in cash               (454,495)         426,636
Cash at beginning of year                            462,361          35,725
                                                  ----------      ----------
Cash at end of year                           $        7,866  $      462,361
                                                  ==========      ==========
Supplemental disclosures of cash flow
information
Cash paid during the year for
  Interest                                    $       90,658  $    1,334,899

Noncash investing and financing activitiesYear ended March 31, 2001

For the year ended March 31, 2001, the Company disposed of property and equipment and other assets resulting in a $94,508 loss, a $5,917 decrease in property and equipment, a $474 decrease in accumulated depreciation, and $89,065 decrease in other assets.

For the year ended March 31, 2001, the Company had net transfers of $449,132 from other assets to property and equipment.

During 2001, NBO signed a settlement agreement on an unsecured loan for consideration including $30,000 cash and 4,000 shares of common stock valued at $5.50 per share for a total of $22,000, of which $2,000 was considered interest expense and expiration on 31,250 existing warrants was extended two additional years. The Company recorded interest expense of $58,121 in 2001 related to the extension of these warrants (Notes G and L).


                                 (Continued)

                          NBO, Inc. and Subsidiary

                     Years ended March 31, 2001 and 2000


Noncash investing and financing activities - continued

Year ended March 31, 2001 - continued

Beneficial conversion feature of convertible debt

As discussed in Note I, the Company recognized charges related to the beneficial conversion feature of the notes payable to stockholders issued during the year ended March 31, 2001. The beneficial conversion feature is the difference between the market value of the common stock and the conversion rate of the debt limited to the amount of debt. The beneficial conversion feature is recognized as interest expense over the period from the date of the note to the date of maturity when the conversion of the debt into stock may take place. For the year ended March 31, 2001, the beneficial conversion resulted in a noncash charge recorded as additional interest expense of $792,395.

Stock and stock options issued for compensation, services and interest

The Company issued 32,759 shares of common stock to consultants as
compensation for services received for a total value of $180,175.   The value
of the expense recognized was based on market value of the stock issued.

The Company granted 20,004 stock options to a board member in connection with an agreement for services received. Expense related to these options totaled $4,822.

During 2001, NBO issued 9,100 shares of common stock at the fair market price of $5.50 per share for a total of $50,050 for interest according to terms of a note payable which matured and was not paid
(Note I).


Year ended March 31, 2000

For the year ended March 31, 2000, the Company disposed of property and equipment and other assets resulting in a $106,710 loss, a $110,190 decrease in property and equipment, a $82,584 decrease in accumulated depreciation, and $79,104 decrease in other assets.

For the year ended March 31, 2000, the Company had net transfers of $3,482 from property and equipment to other assets.


      The accompanying notes are an integral part of these statements.

                          NBO, Inc. and Subsidiary

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           March 31, 2001 and 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

   1. Organization and business activity

   NBO, Inc. (NBO or the "Company") began operations in June 1994. From inception through March 31, 1999, NBO was considered a development stage company as its activities had principally been related to market analysis, capital raising, research and development and other business planning activities and as such the Company had no significant revenue from its planned principal operations. Prior to April of 1999, the Company had derived some limited revenue from the sale of kiosks and licensing of software.

   Beginning in 1999, NBO entered into long-term exclusive agreements with certain mall property and retail owners in an effort to build a larger national presence in selling gift certificates. As a result of these contracts, the Company started significant gift certificate operations in September of 1999 and therefore, was no longer considered a development stage company.

   The Company changed its name from Neighborhood Box Office, Inc. to NBO, Inc. on July 17, 2000. On the same date, the Company organized a subsidiary named The Gift Certificate Company. By corporate resolution all assets of the Company were to be transferred to The Gift Certificate Company.

   2.   Principles of consolidation

   The  consolidated financial statements include the accounts of  NBO,  Inc.
   and   its   wholly-owned   subsidiary  The   Gift   Certificate   Company.
   Significant intercompany transactions and balances have been eliminated.

   3.Use of estimates

   In preparing the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

   4.Debt issuance and deferred financing costs

   The costs related to the issuance of debt or successful equity financing costs are amortized to interest expense using the effective-interest method over the life of the related debt.

   5.Property and equipment

   Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets or the life of any applicable lease, whichever is shorter. Estimated useful lives are as follows:

                                          Years
        Furniture and fixtures              10
        Kiosks                               5
        Support equipment                 5-10
        Office equipment and vehicles      4-5
        Software                             5
        Leasehold improvements               5

   6.Income taxes

   The Company utilizes the liability method of accounting for income taxes. Under the liability method deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax expense or benefit is the result of changes in deferred tax assets and liabilities. An allowance against deferred tax assets is recorded when it is more likely than not that such tax benefits will not be realized.

   7.Trademarks

   The Company capitalizes trademarks at cost and amortizes them over the periods expected to be benefited, not to exceed 15 years.

   8.Loss per share

   Loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during each period. Basic earnings (loss) per share (EPS) is calculated using income (loss) available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted EPS is similar to Basic EPS except that the weighted-average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Such potentially dilutive common shares include stock options and warrants granted or sold and convertible debt. Shares having an antidilutive effect on periods presented are not included in the computation of dilutive EPS (Note M).

   9.Revenue recognition

   The Company recognizes convenience fee revenue (charges to customers), at the time of sale of gift certificates. Merchant fee revenue (charges to retailers), is recognized when gift certificates are redeemed. Revenue from the sale of gift certificates is recognized at the time of sale. Revenue from the sale of kiosks is recognized upon shipment or installation if the Company is required to install the kiosks. Interest income is recognized when earned.

   10.                   Stock options and warrants

   In accordance with Statement of Financial Accounting Standards No. 123 (SFAS No. 123) "Accounting for Stock-Based Compensation", expense is recognized in connection with the grant of stock options when issued to nonemployees using the fair-market-value method. The expense is equal to the fair value of the options at the grant dates and is expensed ratably over the vesting periods. Disclosure requirements were adopted to reflect the pro forma adjusted net income calculated by applying the fair value requirement for options issued to employees for recognition of expense.

   11.  Investment

   The  Company  owned  a  20 percent interest in Show Terminal,  L.C.   This
   investment was accounted for under the equity method. During 2000, Show Terminal, L.C. was sold as disclosed in Note F.

   12.    Certain reclassifications

   Certain reclassifications have been made to the 2000 financial statements to conform with the 2001 presentation.

NOTE B - GOING CONCERN

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses of $5,401,492 and $3,433,708 in 2001 and 2000, respectively, and net losses since inception (June 23, 1994) of $19,260,324. The Company's current liabilities exceed its current assets by $2,447,011 as of March 31, 2001. The Company's continuation as a going concern is dependent on its ability to meet its obligations, to obtain additional financing as may be required and ultimately to attain profitability.

   The current year revenue includes interest and fees of $656,488 from the sale of $42,634,658 in face value of gift certificates predominantly from the agreements with Urban Retail Properties, The Rouse Company, JP Realty and Darden Restaurant's, Inc. (Note P).

   During fiscal year 2001, the Company entered into exclusive agreements to install gift certificate kiosks in an additional 41 malls for a total of 88 malls with kiosks installed and operational, up from 47 malls in fiscal year 2000. This increase came from agreements to install kiosks in an additional 36 malls owned/managed by The Rouse Company; two additional malls owned/managed by Urban Retail Properties; and three additional independently owned/managed malls. On August 8, 2000, the Company entered into a three-year exclusive agreement with Darden Restaurant's Inc. (the largest casual dining restaurant chain in the world) to fulfill Gift Cards via the Internet for all Olive Garden, Red Lobster, Bahama Breeze and Smokey Bones restaurants. In April 2000, the Company entered into an agreement with Smith's Food and Drug Stores (the leading supermarket chain in Salt Lake City, Utah) to distribute gift certificates for 245 retail establishments, with more than 500 retail outlets. The Company has kiosks in 37 Smith's store locations in Northern Utah. In March 2001, the Company entered into an agreement with WildCard Systems, Inc., a global leader in delivering high-quality electronic stored value e-payment solutions involving complex financial transaction processing, web-based applications and custom software development. The agreement with WildCard provides the Company the ability to convert existing mall paper gift certificate programs to magnetic stripe stored value gift cards, thus providing the malls and their customers with additional benefits while providing the Company with additional new revenue sources unavailable from paper programs.

   Although the revenue sources available to the Company as a result of the new multi-year exclusive agreements listed above are expected to be significant, management intends to pursue additional debt or equity financing until revenue sources are sufficient to meet the Company's on-going operational expenses.


NOTE C - RESTRICTED CASH

   Restricted cash consists of funds held for the payment of issued and outstanding gift certificates. These funds are maintained at several financial institutions in depository bank accounts and associated sweep accounts held by NBO. In the case of NBO's large customers, including Urban Retail Properties, The Rouse Company and JP Realty, these accounts are held jointly by NBO and the customers. Accounts at each institution are secured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances aggregate to approximately $9,446,000 at March 31, 2001 and $4,768,000 at March 31, 2000. Withdrawals of the funds are restricted to the payment of issued and outstanding gift certificates and may not be transferred into operating accounts.

NOTE D - PROPERTY AND EQUIPMENT

   Property and equipment, at cost, are as follows:

                                                       2001        2000
Furniture and fixtures                            $    265,336 $   210,152
Kiosks                                                 622,660     190,195
Support equipment                                      244,894     180,849
Office equipment and vehicles                          547,982     159,374
Software                                               201,569     123,895
Leasehold improvements                                 142,936      79,350
                                                     ---------   ---------
                                                     2,025,377     943,815
Less accumulated depreciation and amortization         378,997     133,875
                                                     ---------   ---------
                                                  $  1,646,380 $   809,940
                                                     =========   =========

NOTE E - OTHER ASSETS AND DEPOSITS

                                                       2001        2000
Gift certificate stock                            $     14,164 $    24,167
Kiosk components                                       232,953     296,495
Deposits                                                24,178      43,975
Letter of credit - lease deposit                       265,673     250,000
Others                                                       -       5,437
                                                     ---------   ---------
                                                  $    536,968 $   620,074
                                                     =========   =========

   Kiosk components in other assets includes gift certificate kiosks taken out of service and disassembled for use in the assembly of future kiosks. Each component is assigned a proportionate share of the assets book value net of accumulated depreciation when it is transferred from property and equipment. These components are either used to assemble new kiosks, that when placed in service are transferred back to property and equipment, or written off as obsolete assets.

NOTE F - INVESTMENT

   On June 12, 1997, the Company entered into an agreement with Show Terminal, L.C. dba Colorado NBO (CNBO) to acquire a 20 percent interest. NBO contributed $93,000 and agreed to furnish four kiosks, which were transferred to CNBO in October of 1999 for an additional investment in the affiliate of $21,826. As of April 1, 1999 the Company had recorded accumulated equity in net income of affiliate of $17,042. For the year ended March 31, 2000, the Company recorded additional equity in net income of affiliate of $871 for a total investment of $137,590. During October 1999, the Company was informed that Show Terminal, L.C. had been sold. The Company received cash proceeds of $219,593 and recognized a gain on sale of investment of $82,003.

NOTE G - CUSTOMER DEPOSIT AND UNSECURED LOAN

   In April 1997, the Company received a deposit from CLG, Inc. in the amount of $30,000 as financing for Skyline Multimedia Entertainment Inc. ("SME"). The deposit was for a sales agreement NBO made with SME for the sale of two ticket kiosks.

   On April 30, 1997, the Company obtained a noninterest-bearing unsecured loan from CLG Inc. in the amount of $50,000. In addition, the Company provided CLG Inc. a warrant to purchase 31,250 shares of common stock at an exercise price of $3.00 per share. The exercise period is for a period of 48 months from the date of the loan. This loan was settled in August 2000 for $30,000 cash, 4,000 shares of stock valued at $5.50 per share and expiration on the existing 31,250 warrants was extended two additional years. The Company recognized the $30,000 deposit as other income during August 2000. The Company recorded interest expense of $58,121 in 2001 related to the extension of these warrants.

NOTE H - ACCRUED LIABILITIES

   Accrued liabilities consist of the following:
                                                          2001       2000
Payroll and vacation                                  $   202,588$   139,204
Accrued interest                                          131,119     54,263
Other                                                       2,680      7,790

                                                        ---------  ----------
                                                      $   336,387$   201,257
                                                        =========  ==========

NOTE I - NOTES TO STOCKHOLDERS

    Notes due to stockholders consist of the following:

                                                         2001        2000
10%  notes  to stockholders, net of financing  costs
of  $444,036  at  March 31, 1996,  payable  in  full
(including  interest) on the  earlier  of  June  30,
1996  or  upon  the Company obtaining $3,000,000  of
debt  or  equity financing. At June  30,  1996,  the
notes  were not paid and the interest rate increased
to  20%.   Because  the notes were in  default,  the
notes  provided for the stockholders to  receive  an
additional  4,166 shares of common  stock  for  each
$25,000  note  payable at September  30,  1996,  not
collateralized.                                      $  518,565  $   540,891

Noninterest-bearing  note to a stockholder,  payable
on  July 14, 1997. Holder received 10,000 shares  of
common  stock at $1.00 per share at time of issuance
of  the  note.  Upon  default, issuances  of  common
stock  were  stipulated  at specific  dates  if  the
balance  remained unpaid. The Company issued  25,000
common  shares at $1.00 per share in July and August
1997 and 12,500 common shares at $3.50 per share  in
September 1997 for default, not collateralized.          50,000       50,000

                                                             2001     2000
Noninterest-bearing  note  to a  stockholder,  payable  on
July  15,  1997.  Holder received 2,000 shares  of  common
stock  of  the  Company at time of issuance of  the  note.
Upon  default,  issuances of common stock were  stipulated
at  specific  dates if the balance remained  unpaid.   The
Company  issued 5,000 common shares at $1.00 per share  in
July and August 1997 and 2,500 common shares at $3.50  per
share in September 1997 for default, not collateralized.     10,000   10,000

Noninterest-bearing  note  to a  stockholder,  payable  on
July  23,  1997.  Holder received 2,000 shares  of  common
stock  at $1.00 per share at time of issuance of the note.
Upon  default,  issuances of common stock were  stipulated
at  specific  dates if the balance remained  unpaid.   The
Company  issued 5,000 common shares at $1.00 per share  in
July and August 1997 and 2,500 common shares at $3.50  per
share in September 1997 for default, not collateralized.     10,000   10,000

12%  note  to  stockholder, payable on  January  6,  2001.
Holder  received 45,000 warrants at an exercise  price  of
$5.50  per  share and will receive 7,500 warrants  on  the
7th  of  each month at the same exercise price as long  as
the note remains unpaid, not collateralized.                 75,000        -

12%  note  to  stockholder,  payable  on  July  30,  2001.
Holder  received 18,000 warrants at an exercise  price  of
$5.50  per  share  and  will receive an  additional  9,000
warrants  at an exercise price of $5.50 per share  on  May
30,  2001 and July 30, 2001, and on the 30th of each month
as long as the note remains unpaid, not collateralized.      90,000        -

                                                             2001      2000
Convertible  note to a stockholder, payable on  July  29,
2001.   Holder received 1,818 shares of common  stock  of
the  Company  at $5.50 per share at the time of  issuance
of  the  note,  which the Company recognized  as  prepaid
interest  (effective annual interest rate of 20%).   Upon
maturity,  the  holder may convert  the  note  to  common
stock  at  the  rate of $2.75 per share  or  a  total  of
36,363  shares.   If the Company fails to  pay  the  note
within  14  days  of  the  due date,  the  note  will  be
converted   to  common  stock  at  the  same  rate,   not
collateralized. (1)                                         100,000         -

Convertible note to a stockholder, payable on
March  15, 2001.  Holder received 9,100 shares of  common
stock  of the Company at $5.50 per share at the  time  of
issuance  of  the note, which the Company  recognized  as
prepaid  interest  (effective  annual  interest  rate  of
40%).   Upon maturity, the holder elected not to  convert
the  note to common stock at the rate of $2.75 per  share
or  a  total of 182,000 shares.  At the default date  the
note  remained unpaid and based on the terms of the note,
an  additional 9,100 shares of common stock was  paid  to
the  holder.   For  each  90 day  period  that  the  note
remains  unpaid  an  additional 9,100  shares  of  common
stock  will  be  paid to the holder, not  collateralized.
(1)                                                         500,500         -

Convertible  note to a stockholder, payable on  July  22,
2001.   Holder received 3,636 shares of common  stock  of
the  Company  at $5.50 per share at the time of  issuance
of  the  note,  which the Company recognized  as  prepaid
interest  (effective annual interest rate of 40%).   Upon
maturity,  the  holder may convert  the  note  to  common
stock  at  the rate of $3 per share or a total of  33,333
shares.  If the Company fails to pay the note  within  14
days  of  the  due  date, the note will be  converted  to
common stock at the same rate, not collateralized. (1)      100,000         -

                                    F-16

                                                           2001       2000
Convertible  note to a stockholder,  payable  on  July
22,  2001.   Holder  received 3,636 shares  of  common
stock  of  the Company at $5.50 per share at the  time
of  issuance of the note, which the Company recognized
as  prepaid  interest (effective annual interest  rate
of  40%).   Upon maturity, the holder may convert  the
note to common stock at the rate of $3 per share or  a
total  of 33,333 shares. If the Company fails  to  pay
the  note  within 14 days of the due  date,  the  note
will  be  converted to common stock at the same  rate.
(1)                                                        100,000         -
                                                         ---------   -------
                                                       $ 1,554,065 $ 610,891
                                                         =========   =======

Beneficial conversion features

   The difference between the price to convert notes to common stock and the market price of the common stock limited to the amount of debt is considered a beneficial conversion feature and is recognized as additional interest expense. Interest from beneficial conversion features of notes that convert to common stock, is recognized at the inception of the note and amortized over the life of the note. Where conversion of the note to common stock is at the option of the holder, the interest from the beneficial conversion feature is recognized at the date of default, if the Company has not repaid the note in cash.

   (1) The Company has three notes currently outstanding that are convertible into common stock based on the terms of the notes. One note is convertible at $2.75 per share and the other two notes are convertible at $3 per share. Also, in July 2000, a $200,000 note was converted to
   80,000 shares of common stock at $2.50 per share. Interest expense on the conversion was limited to the face value of the note. In addition, the Company has a $500,500 convertible note payable that the holder elected not to convert into common stock. However, at the default date of this note, March 15, 2001, the beneficial conversion feature was recognized by the Company. Amounts from the beneficial conversion features of these notes have been recorded during 2001 as additional noncash charges to interest expense of $792,395, which is included in interest expense in the statements of operations.

NOTE J - LONG-TERM OBLIGATIONS

  Effective January 1999, the Company entered into a sale and leaseback agreement for 24 gift certificate kiosks, resulting in a deferred gain of $22,499 (which is to be amortized as depreciation expense over the 36 month life of the lease) and an increase in long-term obligations of $242,699. Depreciation expense for both 2001 and 2000 was $7,500. The agreement calls for the unpaid balance to bear interest at 22 percent. Future minimum payments under the capital lease are as follows:

  Year ending March 31,                            Amount
  2002                                        $       71,740
  Thereafter                                               -
                                                  ----------
  Total minimum lease payments                        71,740
  Less amount representing interest                    5,602
                                                  ----------
  Present value of minimum lease payments             66,138
  Less current portion                                66,138
                                                  ----------
                                              $            -
                                                  ==========

Included in property and equipment and other assets at March 31, 2001 and 2000 is $233,699 of kiosks under the capital lease with accumulated amortization of $105,615 and $58,875, respectively.

NOTE K - INCOME TAXES

    The (provision for) benefit from income taxes for the years ended March 31, 2001 and 2000, consisted of the following:

                                         2001     2000
        Current
        Federal                       $      - $      -
        State                                -        -
        Deferred                             -        -
                                         -----    -----
        Total                         $      - $      -
                                         =====    =====

    The reported (provision for) benefit from income taxes is different than the amount computed by applying the statutory Federal income tax rate of 34 percent to the loss before income taxes as follows:

                                                        2001           2000
        Benefit at statutory rates             $ (1,836,507)  $ (1,186,458)
        Increase in valuation allowance            2,001,063      1,309,057
        State income tax benefit                   (177,583)      (114,577)
        Credit    for   increasing    research      (16,439)       (13,991)
        activities
        Nondeductible items                           29,466          5,969
                                                 -----------    -----------
        Total                                  $           -  $           -
                                                 ===========    ===========

   In accordance with SFAS No. 109, the deferred tax assets and liabilities as of March 31, 2001 and 2000, are comprised of the estimated future tax benefit (provision) due to different financial reporting and income tax basis related to:

                                                      2001          2000
Deferred tax assets
 Net operating loss carryforward                $    6,683,827 $   4,481,213
 Research and development credit carryforwards          80,253        63,814
 Asset reserves and accrued liabilities                 39,291        22,167
 Start-up expenditures                                 168,671       421,678
 Depreciation                                            8,947        20,028
 Non-employee stock options                            120,629        91,655
                                                   -----------   -----------
  Total deferred tax assets                          7,101,618     5,100,555
Valuation allowance                                (7,101,618)   (5,100,555)
                                                   -----------   -----------
 Net deferred tax asset                         $            - $           -
                                                   ===========   ===========

   The Company has concluded that since it is uncertain as to whether it will be able to recognize the benefit of its operating loss and research and development credit carryforwards, a full valuation allowance should be provided. At March 31, 2001, the Company had net operating loss carryforwards of approximately $17,219,716 and research and development credit carryforwards of approximately $80,253. The net operating loss carryforwards and the research and development credits expire from 2010 to 2021.

NOTE L - EQUITY

  Subscriptions receivable

  The Company has received promissory notes from three stockholders, which bear 10 percent interest and are collateralized by shares of common stock of the Company. Upon a public offering, the shares of stock may be sold and the proceeds could be used to repay the notes to the Company.

  Common Stock

  Year ended March 31, 2001

  From April 2000 through March 31, 2001, the Company received $3,218,250 net of issuance costs of $458,431 for the sale of 622,362 shares of common stock at $5.50 per share and the exercise of 39,673 options at $0.40 per share.

  The Company issued 80,000 shares of common stock at $2.50 per share to a stockholder who converted a $200,000 note payable to stock according to terms of the note (Note I).

  The Company issued 9,100 shares of common stock at the fair market value price of $5.50 per share to a stockholder for interest according to terms of a note payable (Note I).

  During 2001, NBO signed a settlement agreement on an unsecured loan for consideration including $30,000 cash and 4,000 shares of common stock valued at $5.50 per share for a total of $22,000, of which $2,000 was considered interest expense. (Note G).

  Year ended March 31, 2000

  From April 1999 through March 31, 2000, the Company received $6,454,133 net of issuance costs of $1,347,811 for the sale of 2,599,648 shares of common stock for $3.00 per share and 7,500 options at $0.40 per share. The placement agent received 381,107 warrants, and the referring attorney received 76,221 warrants. The warrants have an exercise price of $3.30 per share for a period of five years.

   Preferred stock

   Each outstanding share of preferred stock is convertible at any time into shares of common stock at a rate of 3.75 shares of common stock for each share of preferred stock. The shares shall be automatically converted into common stock, however, upon the initial closing of a public offering of the Company's common stock. The Company may, at its sole option, at any time, redeem all of the then outstanding shares of preferred stock at any time after August 21, 1997, upon 30 days notice, at a price of $2.20 per share, plus accrued and unissued stock dividends, if any. If the Company is successful in completing a public offering, the Company will register the shares of common stock the holders will receive upon the exercise of their conversion rights. The holders of shares of preferred stock are entitled to preferred stock dividends at the rate of 10 percent per share of preferred stock per annum, issuable on or before August 31st of each year, commencing August 31, 1997. In the event of any liquidation, dissolution or winding-up of the Company, the holders of shares of preferred stock are entitled to receive, prior and in preference to, any distribution of any of the assets or surplus funds of the Company to the holders of shares of common stock or any other stock of the Company ranking on liquidation junior or subordinate of the preferred stock, an amount equal to $1.00 per share, plus accrued and unissued stock dividends, if any. Holders of shares of preferred stock have no voting rights.

   The Company declared 10 percent stock dividends on the Company's preferred stock, which was paid to stockholders of record on August 31, 2001, 2000 and 1999. The dividend was charged to the accumulated deficit in the amounts of $91,823, $45,528 and $48,274, respectively, which was based on the fair value of the Company's common stock converted at a rate of 3.75 shares of common stock for each share of preferred stock.

NOTE M - LOSS PER COMMON SHARE

                                                     Net loss      Per share
                                                    (numerator)     amount
        For the Year Ended March 31, 2001
Net loss per common share - basic and diluted at
weighted-average shares of 12,267,873
Net loss                                          $ (5,401,492)
Dividends on preferred stock                           (91,823)
                                                     ----------
Net loss available to common stockholders         $ (5,493,315)  $    (0.45)
                                                     ==========    =========

                                                     Net loss      Per share
                                                    (numerator)     amount
        For the Year Ended March 31, 2000
Net loss per common share - basic and diluted at
weighted-average shares of 10,286,951
Net loss                                          $ (3,433,708)
Dividends on preferred stock                           (45,528)
                                                    -----------
Net loss available to common stockholders         $ (3,479,236)  $    (0.34)
                                                    ===========    =========

  The average number of shares of all stock options and warrants granted in Note N and of all convertible notes to stockholders in Note I have been omitted from the computation of diluted loss per share because their inclusion would have been anti-dilutive for the years ended March 31, 2001 and 2000 (Notes L and N).

NOTE N - COMMON STOCK OPTIONS AND WARRANTS

Common stock options

During 1997, the Company adopted the 1997 Stock Option Plan (the "Plan"), which became effective on January 22, 1997. The Plan was amended during 1998 to increase the number of shares of common stock reserved for issuance to an aggregate of 3,750,000 shares.

The term of each stock option shall not be more than 10 years (5 years in the case of stock options granted to holders of 10 percent or more of the voting power of the Company's stock). The exercise price of the options shall not be less than the fair market value per share of common stock on the date of grant (110 percent of the fair market value in the case of stock options granted to holders of 10 percent or more of the voting power of the Company's stock).

The Company has options outstanding to acquire 3,541,081 and 3,721,250 shares
of  common  stock as of March 31, 2001 and 2000, respectively.   The  options
vest periodically through March 2005.

As of March 31, 2001, the Company has 3,521,077 stock options outstanding to employees with a range of exercise prices from $.40 to $5.50. The options vest evenly over five years from the employee's beginning employment date regardless of the date of grant. Also at March 31, 2001, the Company has 20,004 stock options outstanding to a board member to purchase one share of common stock per option at $5.50 per share.

    The Company has adopted the disclosure provisions and accounting for non-employee stock compensation of the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) and Accounting Principles Board Opinion No. 25 for stock based compensation to employees. No compensation cost has been recognized under SFAS 123 for stock options issued to employees. Had compensation cost for the stock based compensation been determined consistent with SFAS 123 for options issued to employees, the Company's net loss would have been changed to the following pro forma amounts:

                                                     2001           2000
Net loss                    As reported         $ (5,401,492)  $ (3,433,708)
                            Pro forma             (5,548,137)    (3,603,917)
Loss per share              As reported                (0.45)         (0.34)
                            Pro forma                  (0.45)         (0.35)

    The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions; risk-free interest rate of 5.78 and 6.27 percent (for the years ended March 31, 2001 and 2000, respectively) for outstanding options; average expected life is equal to the actual life. Dividends were assumed not to be paid during the period of calculation. Volatility is not a factor as the Company's common stock is not traded in a public market. The weighted-average fair value per option was $0.48 and $0.58 for the years ended March 31, 2001 and 2000, respectively. Option pricing models require the input of highly subjective assumptions. Management believes the best-input assumptions available were used to value the options and believes the resulting option values are reasonable.

    In December 1997, the Company entered into a nonqualified stock option agreement with Nicholas Group Enterprises, Inc. ("Consultant"). The Consultant had extensive experience in the ticketing industry, and provided assistance to the Company to expand its operations in that industry. The agreement provided the Consultant options to purchase a maximum of 250,000 shares of the Company's common stock at a price of $2.50 per share. The Company recognized compensation cost of $77,676 in 2001 and $107,800 in 2000 under SFAS 123 for these stock options issued to nonemployees. The nonqualified stock option agreement was terminated on April 28, 2000. According to terms of the agreement, the options expired 90 days later as they were not exercised.

  Common stock warrants

  The Company has the following types of common stock warrants outstanding at March 31, 2001:

  Class A Warrants

    Beginning in November 1995 and concluding in March 1996, the Company offered for sale 66 Units at a price of $25,000 per Unit, in a private placement for bridge financing. Each Unit consisted of a $25,000 promissory note, 4,166 shares of the Company's common stock and Class A Warrants to purchase 4,166 shares of the Company's common stock at $3.00 per share.

     Each Class A Warrant entitles the registered holder thereof to purchase one share of the Company's common stock at an exercise price of $3.00 per share during the period between the end of the 12th month and before the end of the 24th month after the completion date of an initial public offering of the Company's common stock. Unless extended by the Company at its discretion, all Class A Warrants will expire at the end of the 24th month after the completion of an initial public offering. The Class A Warrants are callable by the Company at any time the common shares have been trading at a price equal to or above $3.00 for a period of 30 consecutive trading days on an established exchange. Holders of these warrants have no rights, privileges or liabilities as a stockholder of the Company prior to exercise. The Company has 808,529 of these warrants outstanding at March 31, 2001.

Class B Warrants

   The Class B warrants were issued in connection with a private placement started in December of 1997. Each Class B Warrant entitles the registered holder thereof to purchase one share of the Company's common stock at an exercise price of $5.00 per share expiring four years from the date of issuance. The Class B Warrants are callable by the Company at any time the common shares have been trading at a price equal to or above $5.00 for a period of 30 consecutive trading days on an established exchange ending within 15 days of the date of redemption. Holders of these warrants have no rights, privileges or liabilities as a stockholder of the Company prior to exercise. The Company has 587,247 of these warrants outstanding at March 31, 2001 (Note L).

Other warrants

   In April 1999, the Company entered into an agreement with Tradeway Securities Group, Inc. (Agent) in which the Agent acted as a selling agent for the Company for a private placement offering. In March 2001, the Company ended its relationship with the Agent. The Company issued an aggregate amount of 519,928 warrants to the Agent to purchase common stock at an exercise price of $3.30 per share, exercisable until February 2005. The Company recorded issuance costs of $237,821 in connection with these warrants.

   Common stock warrants at $3.30 per share were issued to a referring attorney in connection with the same private placement offering. The Company has 76,221 of these warrants outstanding at March 31, 2001 (Note L).

   Common stock warrants were issued to a stockholder and recorded as additional interest expense in connection with two outstanding notes payable. Each warrant entitles the holder to purchase one share of common stock at $5.50 per share. The Company has 63,000 of these warrants outstanding at March 31, 2001 (Note I).

   Common stock warrants were issued to a company for settlement of a note payable. Each warrant entitles the holder to purchase one share of common stock at $3.30 per share. The Company has 31,250 of these warrants outstanding at March 31, 2001 (Note G).

   Changes in the Company's stock options and warrants are as follows:

                       Warrants                       Stock options
              Number      Exer-    Weighted    Number    Exercise   Weighte
             of shares     cise    average   of shares    price        d
                          price    exercise                         Average
                                    price                           exercis
                                                                    e price
Outstanding
at April 1,                3.00-
1999          1,427,026 $   5.00 $     3.83   3,466,250 $.40-3.50 $     1.19
Granted         457,328     3.30       3.30     295,000      3.00       3.00
Exercised             -        -          -     (7,500)       .40        .40
Canceled or
expired               -        -          -    (32,500)  .40-3.50       1.68
             ----------                       ---------
Outstanding
at March                   3.00-       3.70
31, 2000      1,884,354     5.00              3,721,250  .40-3.50       1.33
Granted         201,821    3.30-       3.97     304,504     3.00-       5.19
                            5.50                             5.50
Exercised             -        -          -    (39,673)       .40        .40
Canceled or
expired               -        -          -   (445,000)  .40-5.50       2.75
             ----------                       ---------
Outstanding
at March                   3.00-
31, 2001      2,086,175     5.50       3.73   3,541,081  .40-5.50       1.45
             ==========                       =========
Exercisable
at March                   3.00-
31, 2001      2,086,175     5.50       3.73   3,178,781  .40-3.50       1.14
             ==========                       =========
Exercisable
at March                   3.00-
31, 2000      1,884,354     5.00       3.70   3,302,916  .40-3.50       1.14
             ==========                       =========

   A summary of the status of the options outstanding under the Company's stock option plans at March 31, 2001 is presented below:

                           Outstanding                     Exercisable
                              Weighted-
                               average
                              remaining   Weighted                 Weighted
  Range of       Number      contractual   average     Number       average
  exercise      of shares       life      exercise    of shares    exercise
   prices      outstanding     (years)      price    exercisable     price
$  .40 - 0.44      614,077          3.78     $  .42      614,077      $  .42
  1.00 - 1.10    2,337,500          1.51       1.10    2,330,000        1.10
         2.50       20,004          9.72       2.50       20,004        2.50
  3.00 - 3.50      388,500          8.27       3.15      188,200        3.24
         5.50      181,000          9.59       5.50       26,500        5.50
               -----------                           -----------
                 3,541,081          3.10       1.45    3,178,781        1.14
               ===========                           ===========

NOTE N - STOCK OPTIONS AND WARRANTS - CONTINUED

   A summary of the status of the stock warrants outstanding at March 31, 2001 is presented below:

                           Outstanding                     Exercisable
  Range of       Number       Weighted    Weighted      Number     Weighted
  exercise     outstanding     average     average   exercisable    average
   prices                     remaining   exercise                 exercise
                             contractual    price                    price
                                life
                               (years)
       $3.00       839,779           n/a      $3.00       839,779      $3.00
        3.30       596,149          4.87       3.30       596,149       3.30
        5.00       587,247          1.41       5.00       587,247       5.00
        5.50        63,000          4.85       5.50        63,000       5.50
               -----------                             ----------
                 2,086,175                     3.73     2,086,175       3.73
               ===========                             ==========

NOTE O - RELATED PARTY TRANSACTIONS

  In addition to matters disclosed in Notes I, L and N the Company entered into the following transactions with related parties.

  On November 30, 2000, the Company president advanced $20,000 to the Company as a non-interest bearing note. On December 8, 2000, the Company repaid the note in full.

  During May 1996, the Company entered into a promissory note with its president for $250,000 which the president advanced to the Company for payment of the Company's general and administrative expenses. The note bears 10 percent interest, payable (including interest) on the earlier of July 10, 1996 or upon the Company obtaining $750,000 of debt or equity financing. The note is not collateralized and remains outstanding as of March 31, 2001.


NOTE P - COMMITMENTS AND CONTINGENCIES

   1.   Employment agreements

        The Company has entered into employment agreements with officers and key employees. The agreements provide for terms of one to three years and total monthly salaries of approximately $121,000 in 2001 and $154,000 in 2000. Total salaries payable under these agreements for years ending March 31, are approximately as follows:

   Year ending March 31,                               Amount
   2002                                             $     911,000
   2003                                                   346,000
   2004                                                   115,000
   Thereafter                                                   -
                                                       ----------
                                                    $   1,372,000
                                                       ==========

                                    F-25

   2.   Lease

     Effective March 2000, the Company entered into a five-year operating lease expiring February 2005, for the Company's headquarters at a monthly base rent which includes all taxes on the property. The rental expense under all operating leases was $246,241 for the year 2001 ($130,791 in 2000).

   Future minimum payments for all operating leases are as follows:

   Year ending March 31,                        Amount
   2002                                   $         294,540
   2003                                             294,540
   2004                                             294,540
   2005                                             269,995
   Thereafter                                             -
                                               ------------
                                          $       1,153,615
                                               ============

   3. Gift certificate contracts

   The Company has entered into significant contracts as noted below. Under these contracts, NBO fulfills the customer's gift certificate program requirements which typically includes providing equipment that records the transaction and issues the gift certificate to the consumer; listing the merchant on the Company's Internet site enabling consumers to purchase gift certificates online that NBO fulfills; providing gift certificate stock; managing the flow of funds including escheatment considerations; and providing reporting to each customer.

   In certain cases, a customer contract may include only one or some of the components listed above such as Internet order fulfillment solely in the case of Darden Restaurant's, Inc. or placing Kiosks in each Smith's Supermarket with no countertop unit at the customer service desk. Irrespective of contracts that may not include all of the Company's distribution components, all contracts do require the Company to provide the stock, manage the funds and provide reporting as mentioned above.

   On August 10, 1998, the Company signed an exclusive five-year agreement with Urban Retail Properties, the third largest owner of mall properties in the country, to place kiosks in 14 of their mall properties to sell mall gift certificates. These kiosks were installed in October and
   November 1998 in order to be available for the holiday season. Initially, the Company received a convenience fee ranging from 5 percent to 10 percent of the certificate amount. Beginning in the latter part of February 1999, it was agreed that a convenience fee would no longer be charged.
                                    F-26

     On September 1, 1999, the Company renegotiated its contracts with Urban Retail Properties. The revised contracts extend terms three additional years. Eight additional contracts with malls were entered into under the same terms as other malls associated with Urban Retail Properties. The terms of the new contracts call for counter top units to be used at the customer service desks at most of the malls.

     In September 1999, the Company entered into contracts to sell gift certificates in malls owned by The Rouse Company ("Rouse"), of Columbia, Maryland, JP Realty, Inc. ("JP Realty"), of Salt Lake City, Utah, and American Mall of Memphis LLC ("American Mall"), of Memphis, Tennessee. The JP Realty and American Mall agreements are for terms of five years and three years, respectively. The Company entered into 38 additional contracts with Rouse during June, July and August of 2000 and February of 2001 with terms up to three years.

     The Company entered into various other agreements with malls, outlet companies, and shopping centers during 2000 and 2001 with terms from three to five years.

     In August 2000, the Company entered into a three-year contract to sell gift cards of restaurants owned by Darden Restaurant's, Inc. from the restaurant websites. The restaurants include Olive Garden, Red Lobster, Bahama Breeze and Smokey Bones. The Company receives a 10 percent fee for fulfillment of the Internet gift card program. This fee is collected on the face value of each gift card sold through each restaurant's website. For the year ended March 31, 2001, the total face value of gift cards sold was $906,480.

     In March 2001, the Company entered into a three-year agreement with WildCard Systems, Inc. to provide services relating to stored value gift cards.

   4.   Litigation

   The Company is party to litigation and claims in the ordinary course of business. After consultation with legal counsel, management believes that the liabilities, if any, arising from such litigation and claims will not have a material effect on the financial position of the Company.


NOTE Q - MAJOR SOURCES OF REVENUE

   Fee income from the largest customer of the Company for the year ended March 31, 2001, accounted for approximately 13 percent of the Company's total revenue. Loss of the key customer could result in significant decreases in Company revenues and income.

NOTE R - SUBSEQUENT EVENT

      As of July 27, 2001, the Company completed a private placement common stock offering that began November 1, 2000. The gross proceeds of the offering amounted to $2,002,000. The Company did not pay commissions in connection with the sale of these securities. The Company issued 32,759 shares of common stock and warrants to purchase 1,727 shares of common stock at $5.50 per share as a finders fee. The Company issued 178,270 shares of common stock at $5.50 per share and received $980,485 in proceeds during the year ended March 31, 2000. From April 1, 2001 to July 27, 2001, the Company received the remaining $1,021,515 for the sale of 185,730 shares of common stock at $5.50 per share.

                 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                              NBO Systems, Inc.

                    CONDENSED CONSOLIDATED BALANCE SHEETS


                                   ASSETS


                                                   December      March 31,
                                                   31, 2001         2001
CURRENT ASSETS                                    (unaudited)
  Cash                                         $            - $        7,866
  Restricted cash                                  30,255,703     10,438,926
  Accounts receivable, net of allowance for
uncollectible accounts of $5,000 in December
31, 2001 and March 31, 2001                           286,899        133,258
  Employee advances                                     1,608          1,667
  Inventory (Note D)                                   18,331         19,141
  Prepaid expenses                                      4,019         59,231
                                                  -----------    -----------
     Total current assets                          30,566,560     10,660,089


PROPERTY AND EQUIPMENT, NET                         1,454,805      1,646,380


OTHER ASSETS, NET                                     501,273        546,399
                                                  -----------    -----------
                                               $   32,522,638 $   12,852,868
                                                  ===========    ===========

                                 (continued)

      The accompanying notes are an integral part of these statements.

                              NBO Systems, Inc.

              CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED

                    LIABILITIES AND STOCKHOLDERS' DEFICIT

                                                 December 31,    March 31,
                                                     2001           2001
CURRENT LIABILITIES                              (unaudited)
  Checks written in excess of cash in bank     $      355,921  $           -
  Gift certificates payable                        30,255,703     10,438,926
  Accounts payable                                  1,274,783        461,584
  Accrued liabilities                                 572,796        336,387
  Notes to stockholders                             1,800,526      1,554,065
  Notes to officer                                    341,749        250,000
  Current maturities of long-term obligations               -         66,138
                                                 ------------   ------------
     Total current liabilities                     34,601,478     13,107,100
LONG-TERM LIABILITIES
  Deferred gain                                             -          5,000
                                                 ------------   ------------
     Total liabilities                             34,601,478     13,112,100
COMMITMENTS AND CONTINGENCIES (Note H)                      -              -
STOCKHOLDERS' DEFICIT (Note E and I)
  Capital stock
   Convertible redeemable preferred stock, par
value $1.00; authorized 1,000,000 shares;
issued and outstanding 53,847 and 48,952
shares at December 31, 2001 and March 31,
2001, respectively; redemption value $2.20 per
share                                                  53,847         48,952
   Common stock, par value $0.0005; authorized
20,000,000 shares; 16,025,046 and 15,608,511
shares issued and outstanding at December 31,
2001 and March 31, 2001, respectively
                                                        8,013          7,804
  Subscriptions receivable                           (17,900)       (17,900)
  Additional paid-in capital                       21,601,921     18,962,236
  Accumulated deficit                            (23,724,721)   (19,260,324)
                                                 ------------   ------------
     Total stockholders' deficit                  (2,078,840)      (259,232)
                                                 ------------   ------------
                                               $   32,522,638  $  12,852,868
                                                 ============   ============

      The accompanying notes are an integral part of these statements.

                              NBO, Systems Inc.

               CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (UNAUDITED)

                           Three months ended          Nine months ended
                              December 31,               December 31,
                          2001           2000         2001          2000
Revenues
 Third party gift
certificates         $     973,480 $       65,410    1,717,154        67,782
 Merchant fees
earned from
retailers                  224,257        124,911      252,353       153,303
 Convenience fees
earned from
customers                    5,742         11,556        7,658        16,679
 Equipment and
software income             10,832         19,600       30,667        27,125
 Interest on
restricted cash             33,541         91,378      157,411       217,112
                       -----------    -----------  -----------   -----------
                         1,247,852        312,855    2,165,243       482,001
Cost of revenues
 Third party gift
certificates               921,471         39,734    1,551,916        41,852
 Other                     110,534        312,648      222,358       409,542
                       -----------    -----------  -----------   -----------
                         1,032,005        352,382    1,774,274       451,394
                       -----------    -----------  -----------   -----------
  Gross profit
(loss)                     215,847       (39,527)      390,969        30,607
Operating expenses
 Personnel                 738,511        741,355    2,222,612     1,996,799
 Legal and
accounting                  17,883         38,671      132,513        51,175
 Rent                       87,409         80,472      241,822       222,002
 Office                    148,283        161,883      356,531       364,098
 Consulting                      -         36,399        3,500        85,237
 Travel                     16,400         34,274       54,383        95,992
 Bad debts                   9,620          8,500       21,316        10,500
 Marketing                   3,740         16,620       24,539        57,315
 Depreciation and
amortization                89,965         77,627      263,933       171,365
 Miscellaneous              10,422         13,369       31,563        32,945
                       -----------    -----------  -----------   -----------
                         1,122,233      1,209,170    3,352,712     3,087,428
                       -----------    -----------  -----------   -----------
  Operating loss         (906,386)    (1,248,697)  (2,961,743)   (3,056,821)
Other income
(expense)
 Interest expense        (675,283)      (185,562)  (1,375,391)     (477,657)
 Interest income               359          7,906        6,334        26,454
 Loss on disposal of
other assets, and
property and
equipment                  (3,486)        (7,610)      (7,254)       (7,610)
 Other income
(expense), net               (255)              8        (145)        30,381
                       -----------    -----------  -----------   -----------
                         (678,665)      (185,258)  (1,376,456)     (428,432)
                       -----------    -----------  -----------   -----------
  NET LOSS           $ (1,585,051) $  (1,433,955) $(4,338,199)   (3,485,253)
                       ===========    ===========  ===========   ===========
Net loss per common
share - basic and
diluted (Note F)     $      (0.10) $       (0.09) $     (0.28) $      (0.24)
                       ===========    ===========  ===========   ===========
Weighted-average
number of common
shares outstanding -
basic and diluted
(Note F)                16,016,263     15,244,034   15,883,735    14,996,816
                       ===========    ===========  ===========   ===========

      The accompanying notes are an integral part of these statements.


                              NBO Systems, Inc.

          CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                                 (UNAUDITED)

                 For the nine months ended December 31, 2001

                                   Preferred stock         Common stock
                                   Number     Amount     Number      Amount
                                  of shares            of shares
Balance at April 1, 2001             48,952 $ 48,952   15,608,511  $   7,804
Preferred stock dividends             4,895    4,895            -          -
Common stock issued for
  Notes payable                           -        -      128,788         64
  Services                                -        -        6,886          3
  Payment of interest                     -        -       29,576         15
  Cash (net of issuance costs of
$61,257)                                  -        -      251,285        127
Interest expense recognized on
beneficial conversion features on
notes payable                             -        -            -          -
Common stock options and warrants
issued for services and
compensation                              -        -            -          -
Stock warrants issued for
interest                                  -        -            -          -
Net loss                                  -        -            -          -
                                  ---------   ------   ----------    -------
Balance at December 31, 2001         53,847 $ 53,847   16,025,046  $   8,013
                                  =========   ======   ==========    =======

       The accompanying notes are an integral part of this statement.

                              NBO Systems, Inc.

          CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                                 (UNAUDITED)

                 For the nine months ended December 31, 2001
                                 (CONTINUED)

                         Subscrip   Additional    Accumulated      Total
                           tions      paid-in       deficit
                         receivab     capital
                            le
Balance at April 1,     $ (17,900) $ 18,962,236 $ (19,260,324) $   (259,232)
2001
Preferred stock
dividends                        -      121,303      (126,198)             -
Common stock issued for
  Notes payable                  -      299,936              -       300,000
  Services                       -       34,092              -        34,095
  Payment of interest            -      150,135              -       150,150
  Cash (net of issuance
costs of $61,257)                -    1,061,437              -     1,061,564
Interest expense
recognized on
beneficial conversion
features on notes
payable                          -      856,077              -       856,077
Common stock options
and warrants issued for
services and
compensation                     -        9,573              -         9,573
Stock warrants issued
for interest                     -      107,132              -       107,132
Net loss                         -            -    (4,338,199)   (4,338,199)
                          --------   ----------   ------------   -----------
Balance at December 31,
2001                    $ (17,900) $ 21,601,921 $ (23,724,721) $ (2,078,840)
                          ========   ==========   ============   ===========

       The accompanying notes are an integral part of this statement.

                              NBO Systems, Inc.

               CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (UNAUDITED)


                                                       Nine months ended
                                                         December 31,
                                                      2001          2000
Increase (decrease) in cash and cash equivalents
  Cash flows from operating activities
   Net loss                                      $ (4,338,199) $ (3,485,253)
   Adjustments to reconcile net loss to net cash
used in operating activities
    Depreciation and amortization                      263,933       171,365
    Loss on disposal of other assets, and
property and equipment                                   7,254         7,610
    Bad debt expense                                    21,316        10,500
    Common stock options and warrants issued
for services and compensation                            9,573        63,079
    Common stock warrants issued for interest          107,132        73,040
    Interest expense recognized on beneficial
conversion features on notes payable                   856,077       283,417
    Common stock issued for services                    34,095             -
    Common stock issued for interest                   150,150         2,000
    Amortization of prepaid interest on loans           36,470             -
    Changes in assets and liabilities
     Accounts receivable                             (174,957)      (48,169)
     Employee advances                                      59        21,575
     Inventory                                             248      (15,599)
     Prepaid expenses and other assets                  78,903        55,626
     Accounts payable                                  813,199       597,300
     Accrued liabilities                               236,409        20,345
                                                   -----------    ----------
      Total adjustments                              2,439,861     1,242,089
                                                   -----------   -----------
      Net cash used in operating activities        (1,898,338)   (2,243,164)
                                                   -----------   -----------

                                 (Continued)

                              NBO Systems, Inc.

         CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
                                 (UNAUDITED)


                                                       Nine months ended
                                                          December 31,
                                                       2001         2000
  Cash flows from investing activities -
    Purchase of property and equipment                (95,587)   (1,037,377)
  Cash flows from financing activities
    Increase in checks written in excess of cash
in bank                                                355,921             -
    Principal payments on unsecured loan                     -      (30,000)
    Principal payments on long-term obligations       (66,138)      (64,515)
    Proceeds from sale of common stock               1,090,813     2,938,618
    Proceeds from loans to stockholders                811,752       725,500
    Proceeds from notes to officer                      62,500        20,000
    Principal payments on notes to officer                   -      (20,000)
    Principal payments on notes to stockholders      (268,789)      (16,801)
                                                     ---------   -----------
      Net cash provided by financing activities      1,986,059     3,552,802
                                                     ---------   -----------
      Net increase (decrease) in cash                  (7,866)       272,261
Cash at beginning of period                              7,866       462,361
                                                     ---------   -----------
Cash at end of period                              $         - $     734,622
                                                     =========   ===========

Supplemental disclosure of cash flow information
Cash paid during the period for
Interest                                           $   106,746 $      69,960


Noncash investing and financing activities (Note E)
  Beneficial conversion feature of convertible
debt                                               $   856,077 $     283,417
  Common stock issued for interest expense             150,150         2,000
  Common stock warrants issued for interest
expense                                                107,132        73,040
  Common stock issued for services                      34,095             -
  Common stock options and warrants issued for
services                                                 9,573        63,079
  Common stock purchased from officer and related
increase in notes payable to officer                    29,249             -


                              NBO Systems, Inc.

            NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 (UNAUDITED)
                         December 31, 2001 and 2000

NOTE A - BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements of NBO Systems, Inc. (the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America (US
GAAP) for interim financial information and with the instructions to Form 10-
Q. Accordingly, these financial statements do not include all of the information and footnote disclosures required by US GAAP for complete financial statements. These financial statements and footnote disclosures should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended March 31, 2001. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to fairly present the Company's consolidated financial position as of December 31, 2001, its consolidated results of operations for the three months ended December 31, 2001 and 2000 and its consolidated results of operations and cash flows for the nine months ended December 31, 2001 and 2000. The results of operations for the three months and nine months ended December 31, 2001, may not be indicative of the results that may be expected for the year ending March 31, 2002.

NOTE B - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses of $1,585,051 and $4,338,199 for the three month and nine month periods ended December 31, 2001, respectively, and net losses since inception (June 23, 1994) of $23,724,721 as of December 31, 2001. The Company's current liabilities exceed its current assets by $4,034,918 as of December 31, 2001. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company's continuation as a going concern is dependent on its ability to meet its obligations, to obtain additional financing as may be required, and ultimately to attain profitability. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Although the revenue sources available to the Company as a result of new multi-year exclusive agreements entered into are expected to be significant, management intends to pursue additional debt or equity financing until revenue sources are sufficient to meet the Company's on-going operational expenses.

NOTE C - REVENUE RECOGNITION

During the nine month period ended December 31, 2001 the Company began purchasing and selling gift certificates of third party retailers. The Company records as revenue the amount received from the customer at the time of sale. The amount that the Company pays the retailer is recorded as a cost of revenue. The Company recognizes convenience fee revenue earned from customers from the sale of gift certificates upon the occurrence of the event. Merchant fee revenue earned from retailers is recognized when gift certificates are redeemed. Revenue from the sale of kiosks is recognized upon shipment or installation if the Company is required to install the kiosks. Interest income is recognized when earned.

NOTE D - INVENTORY

Inventory   consists  of  gift  certificates  purchased  from  third   party
retailers.   Gift certificates are recorded at cost (specific identification method).

NOTE E - EQUITY

     Common Stock

      Effective August 14, 2001, the Company approved a 5 for 4 stock split for all outstanding shares of common stock. All shares of common stock in these financial statements and footnotes have been restated to reflect the stock split.

From April 2001 through December 31, 2001, the Company received $1,122,821 before offering costs of $61,257 for the sale of 251,285 shares of common stock.

The Company issued 29,576 shares of common stock to a stockholder for interest in the amount of $150,150 according to terms of a note payable.

The Company converted notes to stockholders of $300,000 to 128,788 shares of common stock.

The Company issued 6,886 shares of common stock valued at $34,095 for services.

On August 16, 2001, the Company authorized 1,400,000 shares of common stock to be sold in a private placement offering. The common stock is offered at $5.50 per share.

During October, November and December 2001, the Company sold 16,226 shares of common stock at $5.50 per share totaling $89,243 under the August 16, 2001 private placement offering. In addition, as part of an incentive rights offering to shareholders only, the Company issued 10,636 shares of common stock at $2.75 per share totaling $29,249. An equivalent number of shares were redeemed from the president and chairman of the Company, Keith
A. Guevara, the single largest stockholder for the same price per share in accordance with Supplement 1 of the August 16, 2001 private placement offering at $2.75 per share. However, Mr. Guevara did not receive any payment from the Company. In lieu of payment, the Company issued an unsecured note in the amount of $29,249 to pay the redemption amount at a time determined in the future by the Board of Directors when the Company is in a financial position to pay the redemption price without adversely affecting the Company. The Company did not pay commissions in connection with the sale of these securities.

The Company recognized charges related to the beneficial conversion feature of the notes payable to stockholders issued during the nine month period ended December 31, 2001. The beneficial conversion feature is the difference between the market value of the common stock and the conversion rate of the debt limited to the amount of debt. The beneficial conversion feature is recognized as interest expense over the period from the date of the note to the date of maturity when the conversion of the debt into stock may take place. For the nine month period ended December 31, 2001, the beneficial conversion resulted in a noncash charge recorded as additional interest expense of $856,077.

During the nine month period, the Company issued 2,159 common stock options for services and compensation. The Company recognized the expense of $9,573 for options granted.

During the nine month period, the Company issued 163,125 common stock warrants to a stockholder and recorded additional interest expense of $107,132 in connection with two outstanding notes payable.


NOTE F - LOSS PER COMMON SHARE

                         Three month period ended    Nine month period ended
                               December 31,               December 31,
                            2001          2000         2001          2000
Net loss per common
share - basic and
diluted
Net loss              $  (1,585,051) $ (1,433,955) $(4,338,199) $ (3,485,253)
Dividends on
preferred stock                    -             -    (126,198)      (91,823)
                         -----------   -----------  -----------   -----------
Net loss available to
common shareholders   $  (1,585,051) $ (1,433,955) $(4,464,397) $ (3,577,076)
                         ===========   ===========  ===========   ===========
Common shares
outstanding during
the entire period         15,998,313    15,156,929   15,608,511    14,623,644
Weighted average
common shares issued
during the period             17,950        87,105      275,224       373,172
                         -----------   -----------  -----------   -----------
Weighted average
number of common
shares used in basic
EPS                       16,016,263    15,244,034   15,883,735    14,996,816
                         -----------   -----------  -----------   -----------
Dilutive effect of
stock options,
warrants, and
convertible preferred
stock                              -             -
                         -----------   -----------  -----------   -----------
Weighted average
number of common
shares and dilutive
potential common
stock used in diluted
EPS                       16,016,263    15,244,034   15,883,735    14,996,816
                         =========== = ===========  ===========   ===========

                                    F-37

The average number of shares of all stock options and warrants granted, all convertible notes to stockholders, and convertible preferred stock have been omitted from the computation of diluted loss per share because their inclusion would have been anti-dilutive for the three and nine month periods ended December 31, 2001 and 2000.

For the three and nine month periods ended December 31, 2001, the Company had 4,508,967 and 4,403,729 potentially dilutive shares of common stock, respectively, not included in the computation of diluted loss per share because they would have had an anti-dilutive effect (4,452,036 and 4,491,213 potentially dilutive shares for the three and nine month periods ended December 31, 2000, respectively).

NOTE G - RELATED PARTY TRANSACTIONS

During May 1996, the Company entered into a promissory note with its president for $250,000 which the president advanced to the Company for payment of the Company's general and administrative expenses. The note bears 10 percent interest, payable (including interest) on the earlier of July 10, 1996 or upon the Company obtaining $750,000 of debt or equity financing. The president advanced the Company an additional $62,500 during the nine month period ended December 31, 2001. The Company also redeemed 10,636 shares of common stock from the president of the Company and
increased  the  promissory  note by $29,244  (Note  E).   The  note  is  not
collateralized.

NOTE H - COMMITMENTS AND CONTINGENCIES

Litigation

The Company is party to litigation and claims in the ordinary course of business. After consultation with legal counsel, management believes that the liabilities, if any, arising from such litigation and claims will not have a material effect on the financial position or results of operations of the Company.

NOTE I - SUBSEQUENT EVENTS

During January 2002, the Company sold 25,000 shares of common stock at $5.50 per share totaling $137,500 under the August 16, 2001 private placement offering. In addition, as part of an incentive rights offering to shareholders only, the Company issued 25,000 shares of common stock at $2.75 per share totaling $68,750. An equivalent number of shares were redeemed from the president and chairman of the Company, Keith A. Guevara, the single largest stockholder for the same price per share in accordance with Supplement 1 of the August 16, 2001 private placement offering at $2.75 per share. However, Mr. Guevara did not receive any payment from the Company. In lieu of payment, the Company issued an unsecured note in the amount of $68,750 to pay the redemption amount at a time determined in the future by the Board of Directors when the Company is in a financial position to pay the redemption price without adversely affecting the Company. The Company did not pay commissions in connection with the sale of these securities.

In January 2002, NBO, Inc., a Utah Corporation, merged into its wholly-owned subsidiary, NBO Systems, Inc., which was incorporated in the State of Maryland, and thereafter filed a dba as The Gift Certificate Company. The effect of this transaction was to reincorporate the Company in the State of Maryland. The reincorporation did not affect the substantive rights of the shareholders.

                                    F-39